UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of August, 2024
Commission File Number 001-37595
SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)
2 Triton Square,
Regent's Place,
London NW1 3AN, England
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F . . . .X. . . . Form 40-F . . . . . . . .
THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO.
333-280673 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT
OF 1933.
This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.
Santander UK Group Holdings plc
Half Yearly Financial Report 2024
Important information for readers
Santander UK Group Holdings plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK and are part of
Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the
Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.
This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.
None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2024 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.

Santander UK Group Holdings plc 1
CEO review
Mike Regnier, Chief Executive Officer, commented
"We remain focused on supporting our customers and delivering products and services that help them make the most of their money.  Our expanded digital offer
- including OneApp, our new mobile banking app which has new functionality for an improved customer experience - is making it easier to use our services.
We're also offering competitive savings rates and improved access to mortgage financing. Our retail customers have responded by ranking us second in the NPS survey of UK banks.
We've seen an increase in customers choosing our products with more businesses using Banco Santander's global network to trade abroad and continued
success with our Edge current account. We will continue to leverage the scale and expertise of Banco Santander to ensure we're offering customers innovative and sustainable products. Looking ahead, we remain well positioned to support our retail and business customers as they benefit from the fall in inflation and improving economic picture.
Our first half financial results were in line with our expectations, with a more positive trajectory reflecting improvements in the second quarter. Banking NIM increased by 2bps and strengthened as the quarter evolved. Our continued prudent approach to risk and balance sheet management means we remain well capitalised with a CET1 capital ratio of 15.2% after dividends and we expect the impact of our pricing actions and the increasing yield from the structural hedge to provide Banking NIM tailwinds in H224."
H124 Financial and Business highlights
We continued to help and support our customers
–Delivered our new mobile banking app to six million UK customers, following introduction across Spain, Portugal and Poland.
–NPS2 rank improved to 2nd for Retail and remained 1st for Business & Corporate, reflecting our focus on customer service.
–Working towards completion of Consumer Duty Phase 2 by 31 July 2024, to ensure continued delivery of good customer outcomes.
–Grew our CCB business with 320 new clients, providing connections to our global network to support their UK and overseas growth.
Half yearly profit before tax of £804m (H123: £1,173m), with RoTE of 10.9% (2023: 14.4%)
–Net interest income down 11%, largely due to higher customer deposit costs.
–Operating expenses up 5%, following further investment in efficiency and customer experience and two years of high inflation.
–Credit impairment charges down 43% and cost of risk down to 8bps (H123: 14bps), given the improved economic outlook.
–Stage 3 ratio of 1.57%, up 8bps from 2023, due to a smaller mortgage book and additional single name cases in CCB.
Second quarter performance improved with Q224 profit before tax up to £413m (Q124: £391m)
–Q2-24 Banking NIM of 2.09% improved 2bps QoQ with a strong end of the quarter. Net interest income stable in the quarter following active margin management.
–Q2-24 CIR of 55% improved 2pp QoQ, with stable income and lower costs returning to positive operating jaws.
–Q2-24 cost of risk flat at 8bps QoQ with low arrears, positioning us well as we exit the period of higher inflation and bank rate.
–Delivered improvements from our transformation programme, through simplifying our business and automating processes.
Customer loans and deposits reduced following further disciplined pricing actions, with LDR of 109% (2023: 108%)
–While H124 mortgage loans reduced by £4.4bn, we saw improved new business margins and gross lending in the second quarter.
–Customer deposits reduced by £5.6bn in H124, following savings outflows due to repricing actions taken in Q224.
Strong liquidity, capital and funding
–LCR of 147% reducing following TFSME repayments (2023: 162%) with liquidity pool of £49.1bn (2023: £50.9bn).
–In June 2024 we paid £556m in interim dividends.
–CET1 capital ratio of 15.2% (2023: 15.2%) and UK leverage ratio of 4.9% (2023: 5.1%), well above minimum requirements.
–Stable and diversified wholesale funding programmes.
Looking ahead
–We intend to continue to prioritise profitability, capital generation and our core banking franchise in 2024, through planned balance sheet optimisation, resulting in lower mortgage lending and customer deposits.
–Pricing actions taken and increasing yield from the structural hedge positively impacted Banking NIM towards the end of Q224, providing a tailwind into H224.
Mike Regnier
Chief Executive Officer
(1)Not used.
(2)See the Glossary in the Shareholder Information section for more on NPS.

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Santander UK Group Holdings plc 2
Financial overview
Angel Santodomingo, Chief Financial Officer, commented
"These results reflect the hard work of all our people and the actions we have taken to improve our margins and reduce expenses, which started to gain momentum in the second quarter. Our prudent approach to risk and balance sheet management means we remain strongly capitalised and are well positioned to benefit from tailwinds in the second half of the year."
Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT
For the half year to

	30 June 2024	30 June 2023
	£m	£m
Net interest income	2,105	2,361
Non-interest income(1)	196	297
Total operating income	2,301	2,658
Operating expenses before credit impairment charges, provisions and charges	(1,294)	(1,232)
Credit impairment charges	(60)	(105)
Provisions for other liabilities and charges	(143)	(148)
Total credit impairment charges, provisions and charges	(203)	(253)
Profit before tax	804	1,173
Tax on profit	(207)	(315)
Profit after tax	597	858

Attributable to:
Equity holders of the parent	597	858
Profit after tax	597	858
(1)Comprises ‘Net fee and commission income’ and ‘Other operating income’.
A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.
H124 compared to H123
Profit before tax down 31%.
–Net interest income down 11%, largely due to higher customer deposit costs.
–Non-interest income down 34%, primarily due to the H123 revaluation gain of our shares in Euroclear which was not repeated and lower operating lease income in Consumer Finance.
–Operating expenses before credit impairment charges, provisions and charges up 5% following two years of high inflation and further investment in efficiency and customer experience.
–Credit impairment charges down 43%, given the improved economic outlook with lower unemployment and higher house prices now expected.
–Tax on profit decreased 34%, reflecting the reduction in profit.
Q224 profit before tax up 6% vs Q124
–Net interest income stabilised in the second quarter following active margin management.
–Non-interest income increased 6% in the quarter following higher fees.
–Operating expenses before credit impairment charges, provisions and charges down 2% following simplification and automation.
–Credit impairment charges up 116%, following lower releases than in Q124.
–Provisions for other liabilities and charges down 28% following the recognition of the annual Bank of England Levy in Q124.

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Santander UK Group Holdings plc 3
Balance sheet review
CUSTOMER BALANCES
This section analyses customer loans and customer deposits at a consolidated level and by business segment. The customer balances below exclude Joint ventures and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. A reconciliation between the customer balances below and the total assets as presented in the Condensed Consolidated Balance Sheet is set out in the Risk review.
Consolidated

	30 June 2024	31 December 2023
	£bn	£bn
Customer loans	201.7	206.7
Other assets(1)	69.7	75.4
Total assets	271.4	282.1
Customer deposits	188.0	193.6
Total wholesale funding	52.6	55.8
Other liabilities	16.3	17.7
Total liabilities	256.9	267.1
Shareholders' equity(2)	14.5	15.0
Total liabilities and equity	271.4	282.1
(1)At 30 June 2024, included £13m (2023: £13m) of property assets classified as held for sale.
(2)Decrease in shareholders’ equity largely a result of rising SONIA rates on cash flow hedging, reducing the fair value of derivatives relating to the structural hedge.
For more analysis of credit risk on customer loans, see the Credit risk section of the Risk review.
Customer deposits by segment

	30 June 2024	31 December 2023
	£bn	£bn
Retail & Business Banking	151.0	158.3
- Current accounts	62.8	65.0
- Savings accounts	73.2	77.5
- Business banking accounts	9.7	10.6
- Other retail products	5.3	5.2
Corporate & Commercial Banking	25.4	24.1
Corporate Centre	11.6	11.2
Total	188.0	193.6
For an analysis of customer loans by segment, see the 'Credit Performance' table in the Credit risk section of the Risk review.
Summary segmental results
SEGMENTAL ANALYSIS
For the half year to

	Customer loans(1)	Customer deposits	RWA	Profit/(loss) before tax
30 June 2024	£bn	£bn	£bn	£m
Retail & Business Banking	177.4	151.0	43.2	601
Consumer Finance	4.9	—	7.5	57
Corporate & Commercial Banking	18.1	25.4	12.9	224
Corporate Centre	1.3	11.6	4.7	(78)
Total	201.7	188.0	68.3	804

30 June 2023	£bn	£bn	£bn	£m
Retail & Business Banking	185.9	155.7	44.5	885
Consumer Finance	5.3	—	7.7	89
Corporate & Commercial Banking	18.4	23.5	14.5	270
Corporate Centre	1.2	11.5	5.3	(71)
Total	210.8	190.7	72.0	1,173
(1)CCB customer loans included £4.9bn of CRE loans (31 December 2023: £4.6bn).

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Santander UK Group Holdings plc 4
Retail & Business Banking
–Profitability decreased with higher costs of deposits seen across the market. Pricing actions on deposits started to impact margins in the second quarter and will provide a tailwind in H224.
Consumer Finance
–Lower lending than H123, as a decision was made to focus on value and capital generation.
Corporate and Commercial Banking
–Profitability decreased in line with the factors described above that led to the decrease in profit before tax on a consolidated basis. Growth from high value new to bank clients and balance sheet management. Focus on clients' international needs, connecting 1,500 companies to our global network to support their international growth in 2024.
Principal risks and uncertainties
A description of our principal risks and uncertainties for the remaining six months of the financial year is set out in the Risk governance section of the Risk review, mainly in Top risks and Emerging risks as well as a discussion of how the relevant risks and uncertainties have changed since our 2023 Annual Report was published.
Calculations

Item	Description and calculation
Banking NIM	Annualised net interest income divided by average customer loans for the period. (H124: £203,826m, H123: £215,299m).
Cost of risk	Sum of credit impairment (charges)/write-backs for the 12-month period as a percentage of average customer loans for the last 12 months. (H124: £206,224m, H123: £217,241m).
Cost-to-income ratio	Total operating expenses before credit impairment (charges)/write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income.
RoTE	Annualised profit after tax attributable to equity holders of the parent, divided by average shareholders' equity less average AT1 securities and average goodwill and other intangible assets.
Non-interest income	Net fee and commission income plus other operating income.
Stage 3 ratio	The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and stage 3 undrawn assets.
Detailed RoTE calculation
Calculated as annualised adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments, and average goodwill and other intangible assets.

	30 June 2024	31 December 2023
	£m	£m
Annualised profit after tax	1,201	1,596
Profit due to equity holders of the parent (A)	1,201	1,596

	30 June 2024	31 December 2023
	£m	£m
Average shareholders' equity	14,719	14,839
Less average AT1 securities	(2,148)	(2,196)
Average ordinary shareholders' equity	12,571	12,643
Average goodwill and intangible assets	(1,535)	(1,549)
Average tangible equity (B)	11,036	11,094

RoTE (A/B)	10.9%	14.4%

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Santander UK Group Holdings plc 5
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Santander UK Group Holdings plc 6

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Santander UK Group Holdings plc 7
Risk governance
INTRODUCTION
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach, underpinned by advanced risk management techniques to help us deliver robust financial performance, withstand stresses, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
RISK FRAMEWORK
How we define risk
Key risk types
Our key risk types help us define the risks to which we are exposed. For definitions of our key risk types, see ‘How we define risk’ in the 2023 Annual Report.
30 June 2024 compared to 31 December 2023
In H124, our key risk types remained as described in the 2023 Annual report, except for that Operational risk and resilience is now referred to as Operational risk.
Top and emerging risks
Several of our risk types also have top and/or emerging risks associated with them. For more, see 'Top and emerging risks' in the 2023 Annual Report.
30 June 2024 compared to 31 December 2023
In H124, there were no significant changes in our risk governance and our top and emerging risks, as described in the 2023 Annual Report, except as follows:
Top risks
In H124, our focus shifted away from Inflationary and Supply Chain pressures to Margin Compression risk. UK headline inflation reduced towards the 2% UK government target and markets indicated a peak in the bank rate. Our Asset & Liability Committee approved and implemented a strategy to manage and mitigate the risks of margin compression. We also introduced Resiliency, Payments Transformation and Artificial Intelligence (AI) / Machine Learning risks as new specific top risks, although these were already monitored within the existing risk types and through our Emerging Risks assessment. We removed People risk as a top risk, though this continues to be monitored as part of our strategic transformation programme.
Other Top risk profile movements
We continued maturing our Financial Crime (FC) oversight capabilities and our Centre of Excellence operations to further integrate FC risk management across the business. We continued to review our operations and processes to maintain an appropriate response to the fluidity and complexity of global sanctions regimes and deploying supplemental technology in our screening processes. Enhancements in fraud prevention, delivered by our Fraud Transformation
Programme, led to a reduction in fraud losses in H124 compared to the same period in 2023. Our planning is progressing well to meet the Payment Systems
Regulator (PSR) new mandatory reimbursement requirement implementation date of 7 October 2024.
We continued to focus on Conduct and Regulatory risk matters, with significant regulatory engagement across a number of areas. These include FC, Technology,
Regulatory models, Outsourcing and Third-Party Risk Management, Data Privacy, and Operational Resiliency. We maintained our focus and attention on the
Consumer Duty, with a significant number of enhancements realised for on-sale and off-sale products and services across business and support areas, aligned to the requirements of the Duty. Additionally, we enhanced and implemented processes and tools to evolve our monitoring and delivery of good customer outcomes.
Technology remains at the centre of our non financial risk activities, and we continued to progress our bank-wide programme to address key risks in our IT estate, including platform obsolescence. The programme continues to deliver risk reduction, with improvements being monitored closely through our risk governance framework. There was elevated media coverage relating to a Banco Santander Group cybersecurity incident, including access of certain information.
Updates on root cause analysis are being finalised with the PRA and FCA. The incident did not have a material effect on Santander UK. The cybersecurity threat remains elevated given heightened geopolitical tensions, with additional risks presented by advances in technology (including AI).
Risks associated with our strategic transformation plans include execution risks, funding prioritisation, and risks from ongoing cost reduction and efficiency focused initiatives. We have robust governance oversight and continuous change portfolio reviews to ensure appropriate strategic and risk-based prioritisation whilst ensuring that we have the capacity and sequencing in place to deliver.
In H124 we introduced three new specific top risks. Resiliency risk reflects the importance of complying with operational resiliency requirements by the regulatory deadline of March 2025. Payment Transformation risk addresses the rapidly-evolving payments industry landscape with new regulatory requirements and scheme changes and adoption of new technology and standards. Thirdly, AI / Machine Learning risk considers our preparedness to safely manage and respond to AI developments given the pace and scale of change anticipated in this space.
Emerging risks
Macroeconomic and geopolitical risks remain in our top areas of focus with the potential to reignite inflationary pressures and impact the UK economy and the financial services industry. Geopolitical tensions could also escalate further and increase operational resilience risks via cybersecurity attacks. We continued to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. In the UK, political risks to the banking sector are in focus, driven by potential risks from changes in government policy following the 2024 General Election, which could impact our business plans. We monitor the political landscape closely, and our Public Affairs team gives specialist insights and analysis which we use to assess potential impacts to Santander UK.
Other Emerging risk profile movements
Complex regulatory agenda and fast technological change remain our other top ranked emerging risks. In H124 the Bank of England and HM Treasury published their response to the Digital Pound consultation. We monitor progress related to this initiative via our Regulatory Liaison team and will review the potential impacts on us and the wider industry, such as risks of loss of customer deposits and higher wholesale funding costs.
Our risk culture programme
In H124, we enhanced our approach to how we think about risk by formally introducing Risk Pro. Risk Pro is how we think and behave when it comes to risk, and builds on the focus on processes and risk management of I AM Risk. Risk Pro will help build our risk-related skills and capabilities, so everyone has the bravery and belief in their ability to do the right thing, using our TEAMS behaviours as described in the 2023 Annual Report. Risk Pro also aligns our approach more closely with the wider Banco Santander group. To help develop a Risk Pro mindset, we re-designed our risk mandatory training to focus on the risk mindset and behaviours.

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Santander UK Group Holdings plc 8
Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for whom we assumed a financial obligation.
Credit risk management
In H124, there were no significant changes in the way we manage credit risk as described in the 2023 Annual Report except for the new impairment models for Retail
Mortgages and CCB, and updates to our Significant Increase In Credit Risk (SICR)
rules. These are explained below.
Credit risk review
In this section, we analyse our key credit risk metrics.
Key metrics Stage 3 ratio of 1.57% (2023: 1.49%). Loss allowances of £960m (2023: £994m). Balance weighted average LTV of 65% (2023: 66%) on new mortgage lending.
Introduction
We manage credit risk across all our business segments in line with the credit risk lifecycle. We tailor the way we manage risk across the lifecycle to the type of customer. There have been no significant changes in the way we manage credit risk as described in the 2023 Annual Report except for:
–We implemented new impairment models for Retail Mortgages and CCB to embed long standing JAs into the model, update the model's calibration and refine the methodology for Loss Given Default (LGD) and increase the speed of production.
–We also took the opportunity to update our Stage 2 SICR criteria to enhance and improve consistency across portfolios.
–The changes from SICR and model changes increased Stage 2 exposures by £0.7bn across all portfolios with only a modest impact on ECL of £30m. The implementation of the second generation models for Retail mortgages and CCB resulted in a £23m release.
Recognising ECL
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely.
Multiple economic scenarios and probability weights
For all our portfolios we use five forward-looking economic scenarios. At 30 June 2024, they consisted of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
Our forecasting approach
In H124, there were no significant changes in our forecasting approach as described in the 2023 Annual Report.
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and UK Government policy which is subject to change in this fluid environment.
In summary, the outlook for the UK economy in 2024 sees GDP recovering after two years of trivial growth, inflation remaining slightly above the 2% target and bank rate falling further. Geopolitical events may create the potential for further inflationary episodes and with productivity growth expected to remain weak, this will limit medium-term prospects. In addition, robust wage growth remains a key risk to inflation remaining at the 2% target.

Base case key macroeconomic assumptions
–House price growth: The sharp rise in mortgage rates triggered a slowdown in house price growth in recent months, with survey indicators pointing to a slump in buyer demand as confidence is hit by a squeeze on affordability. However, once the bank rate starts to fall in H224, this should result in a modest recovery in house price growth. We forecast a 2.5% year-on-year rise in house prices by the end of 2024, with a further increase of 3% by the end of 2025.
In the medium term, annual property price increases are projected to remain broadly in line with average household disposable income growth of c.3-4%.

–GDP: GDP rebounded in Q124 ending the mild technical recession at the end of 2023. PMI data suggests that positive growth was maintained in Q224, albeit at a weaker pace than Q124's 0.7% expansion. Zero growth in April and 0.4% expansion in May means that even if output flatlines in June, activity in
Q2 will be similar to Q1. With business and consumer confidence improving in response to lower inflation and interest rates, these factors are expected to support a consumer-led recovery in GDP with growth averaging 1.3% per annum over the forecast period. The main headwind to economic growth is weak productivity. The evolution of AI and other government policies may allow the UK’s services-orientated economy to exploit new technologies to improve efficiency.

–Unemployment rate: Unemployment rose to 4.4% in the three months to May 2024, up from 4.2% in January 2024 and 3.9% at the end of 2023. Job vacancies fell to 889k in the three months to June 2024, 151k lower than a year earlier but still 93k above pre-pandemic levels. With companies under pressure from rising debt servicing costs and higher wages, it is likely that some will become insolvent, although we do not envisage a large rise in unemployment. The jobless rate peaks at 4.4% by the end of 2024, in part impacted by the ongoing return of previously inactive workers to the labour force.

–Bank Rate: The Monetary Policy Committee (MPC) cut the Bank rate by 0.25% to 5.00% at the August 2024 meeting. Our base case had assumed a
25bps cut in August 2024 followed by a further reduction in November 2024, taking the bank rate to 4.75% by the end of 2024. Four cuts are projected in
2025 to leave the bank rate at 3.75%, followed by another 75bps of loosening through the rest of the five-year forecast period taking the terminal rate to
3.00%.

–CRE price growth: CRE is assumed to have reached its trough in 2024 with growth rates improving for the rest of the five-year forecast period. However, the bounce back in growth remains relatively muted as although the bank rate is cut, it is not to a level that would help create stronger growth. The issue of fully utilised office space and the effect this has on price growth remains, due to the shift to working from home.

In the medium-term, the projections assume that current demographic and productivity trends will continue, limiting scope for an improvement in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.3%, below the OBR’s latest estimate of the
UK’s long run average growth rate. CPI inflation is forecast to remain above the 2% target rate for most of the initial five-year forecast period.

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Santander UK Group Holdings plc 9
Key changes to our base case in H124
Our base case has been updated to reflect stronger growth seen in H124. We now forecast two bank rate cuts rather than three later in 2024, this contributes to a slower rise in house price growth.
For our base case, we expect the economy to recover gradually following the mild technical recession in H223. Headwinds include weak productivity growth, an unstable geopolitical environment.
The key changes to our base case assumptions in H124 were: (i) the 2024 GDP growth forecast was revised up in response to stronger growth momentum and the improvement in business and consumer confidence indicators; (ii) the strength of services inflation (linked to robust wage growth) means headline CPI remains above the 2% target for most of the forecast period; (iii) a shallower bank rate profile, with cuts starting in H224; and (iv) house prices are 2.5% higher by the end of 2024 with a further increase of 3% by the end of 2025.
Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy.
These include (i) reflecting persistent above target inflation over the forecast period; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii)
labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example older UK-born workers retiring early and longer term sickness levels remaining above pre-pandemic levels); and (iv) the global economy recovering more swiftly from higher inflation.
To reflect these potential outcomes, we decided to continue to use the base case and four additional scenarios, which we consider provides a range wide enough to reflect all the above potential outcomes. With risks still skewed to the downside we concluded that only one upside scenario was needed to reflect the upside risks to the base case.
The four other scenarios are:
One upside scenario
This scenario has a quicker recovery in growth than the Baseline and is a bull case to the base forecasts. It assumes that inflation falls slightly below target at the start of the forecast period helped by lower wage growth, and rises back above 2% over the period. This allows the Bank of England to cut rates earlier, bringing them back towards what might be considered the neutral rate, earlier than the base case. This results in higher consumer and business confidence enabling higher levels of spending and investment, with savings rates returning to levels consistent with economic growth as real earnings growth returns. GDP remains stronger than the base case, with house prices remaining relatively stable despite a modest increase in unemployment and inflation falling back to target and remaining there over the forecast horizon.
Three downside scenarios
Downside 1 - This scenario is a bear case to the baseline. In this scenario, consumers opt to save more rather than spend, as consumer confidence remains low, partly reflecting concerns about the unstable geopolitical environment. House prices fall as more households look to downsize to lower their mortgage repayments in case of unemployment or a squeeze on incomes due to the higher tax burden. With inflation remaining above target, the bank rate remains in restrictive territory as core inflation stays above the baseline view, before cuts start as inflation falls back.
Stubborn inflation - The scenario considers the effect on the UK economy of a persistent inflationary environment. Here inflation fluctuates but remains above the Bank of England target for the entire forecast period due to both UK specific issues such as higher wage growth but also due to external factors such as geopolitical instability. Although inflation does not rise to the peak seen in 2022, it remains stubbornly above the 2% inflation target throughout the five-year forecast period. This causes a peak to trough fall in GDP of c-2.5% and a much higher bank rate profile with a peak of 6% to combat persistently higher inflation.
House prices fall c.20% which is similar to the Global Financial Crisis (GFC).
Downside 2 - This scenario is similar in severity to a typical stress test scenario. It shows a marked fall in GDP, with unemployment rising to levels consistent with the GFC and house prices falling by almost a third. The scenario also reflects ongoing strike action by various unions pushing for stronger pay growth, alongside the increase in geopolitical risk which affects market sentiment and causes further fragmentation of the global economy. It also assumes that major risk events continue to occur, exposing countries’ fiscal vulnerabilities and their ability to respond to such events. For this scenario, an overlay to the UK unemployment rate was also made to the model output from the OGEM. This was to account for the possibility of a recession of similar size to that of 2008/09 where the unemployment rate peaked at 8.5%.
Key changes to our alternative scenarios in H124
The downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment; reflecting the unstable environment; a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force; and political uncertainty due to a change of government following the July 2024 general election.
In H124, there were no significant changes in our alternative scenarios as described in the 2023 Annual Report.

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The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the five scenarios at 30 June 2024:

		Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
		%	%	%	%	%	%
GDP(1)	2023 (actual)	0.1	0.1	0.1	0.1	0.1	0.1
	2024	1.1	0.8	0.6	(0.5)	(1.2)	0.5
	2025	2.1	1.3	0.4	(1.4)	(3.5)	0.5
	2026	2.4	1.5	0.3	—	—	1.0
	2027	2.5	1.4	0.3	0.7	1.9	1.3
	2028	2.5	1.4	0.2	0.8	2.7	1.4
	5-year average increase/decrease	2.3	1.3	0.4	(0.1)	0.1	n/a
	Start to trough(2)	n/a	n/a	n/a	(2.4)	(5.2)	n/a
Bank Rate(1)	2023 (actual)	5.25	5.25	5.25	5.25	5.25	5.25
	2024	4.50	4.75	5.50	6.00	4.00	4.93
	2025	3.50	3.75	4.25	5.75	2.00	3.85
	2026	3.00	3.50	3.25	4.00	2.00	3.30
	2027	3.00	3.00	3.00	3.00	2.50	2.95
	2028	3.00	3.00	3.00	3.00	3.00	3.00
	5-year end period	3.00	3.00	3.00	3.00	3.00	3.00
	5-year peak	5.25	5.25	5.50	6.00	5.25	5.25
HPI(1)	2023 (actual)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)
	2024	9.1	2.5	(1.7)	(4.4)	(9.2)	0.4
	2025	8.7	3.0	(5.0)	(9.0)	(16.5)	(0.8)
	2026	8.0	3.0	(2.3)	(4.2)	(9.2)	1.0
	2027	7.4	3.0	1.2	3.8	5.8	3.5
	2028	4.8	3.0	2.7	5.1	8.4	3.7
	5-year average increase/decrease	7.4	2.6	(1.3)	(2.0)	(4.7)	n/a
	Start to trough(2)	n/a	n/a	(10.9)	(18.9)	(33.0)	(2.7)
Unemployment(1)	2023 (actual)	3.8	3.8	3.8	3.8	3.8	3.8
	2024	4.2	4.4	4.4	4.9	6.6	4.7
	2025	4.1	4.3	4.7	5.8	8.3	4.9
	2026	4.0	4.2	5.1	6.1	7.7	4.9
	2027	4.0	4.2	5.5	6.2	7.1	4.9
	2028	4.0	4.2	5.8	6.3	6.5	4.9
	5-year end period	4.0	4.2	5.8	6.3	6.5	n/a
	5-year peak	4.3	4.4	6.0	6.3	8.5	4.9
CRE price growth(1)	2023 (actual)	(5.6)	(5.6)	(5.6)	(5.6)	(5.6)	(5.6)
	2024	1.3	(0.5)	(1.7)	(4.7)	(6.7)	(1.6)
	2025	2.2	0.5	(0.9)	(1.2)	(2.2)	—
	2026	4.2	3.1	2.0	3.9	3.3	3.1
	2027	3.4	2.7	2.4	3.9	4.2	3.0
	2028	2.6	2.3	2.4	3.3	4.3	2.6
	5-year end period	2.9	1.9	1.1	1.3	0.8	n/a
	Start to trough(2)	n/a	n/a	(2.0)	(5.7)	(8.5)	(1.4)
(1)GDP is the calendar year annual growth rate, HPI and CRE price growth is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)GDP, HPI and CRE start is taken from level at Q124.

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The table below sets out our macroeconomic assumptions and their evolution for each of the five scenarios at 31 December 2023:

		Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
		%	%	%	%	%	%
GDP(1)	2022 (actual)	4.3	4.3	4.3	4.3	4.3	4.3
	2023	0.6	0.5	0.5	0.5	0.3	0.5
	2024	1.0	0.4	(0.1)	(1.8)	(3.3)	(0.4)
	2025	2.1	1.3	0.2	(0.9)	(1.4)	0.6
	2026	2.4	1.5	0.5	0.4	0.6	1.1
	2027	2.4	1.4	0.3	0.7	2.2	1.4
	5-year average increase/decrease	2.1	1.2	0.3	(0.2)	0.1	n/a
	Peak/(trough) at(2)	—	—	(0.2)	(2.8)	(5.1)	(1.1)
Bank Rate(1)	2022 (actual)	3.50	3.50	3.50	3.50	3.50	3.50
	2023	5.25	5.25	5.25	5.25	5.25	5.25
	2024	4.25	4.50	5.25	6.50	3.75	4.88
	2025	3.25	3.50	4.00	5.00	2.00	3.68
	2026	2.75	3.25	3.25	3.75	2.00	3.18
	2027	2.75	3.00	3.00	3.00	2.50	2.93
	5-year end period	2.75	3.00	3.00	3.00	2.50	n/a
	Peak/(trough) at	5.25	5.25	5.75	6.50	5.25	5.55
HPI(1)	2022 (actual)	5.0	5.0	5.0	5.0	5.0	5.0
	2023	(1.7)	(2.2)	(4.7)	(6.3)	(7.8)	(3.8)
	2024	2.0	(1.0)	(11.7)	(18.8)	(25.8)	(7.8)
	2025	6.5	2.5	3.4	3.6	3.6	3.3
	2026	5.1	3.0	2.1	1.6	1.6	2.7
	2027	4.0	3.0	3.0	1.6	1.6	2.7
	5-year average increase/decrease	4.3	2.0	(0.8)	(3.3)	(5.4)	n/a
	Peak/(trough) at(2)	(3.7)	(6.5)	(17.5)	(25.5)	(33.0)	(13.8)
Unemployment(1)	2022 (actual)	3.7	3.7	3.7	3.7	3.7	3.7
	2023	4.3	4.3	4.3	4.3	4.4	4.3
	2024	4.3	4.8	4.8	5.6	8.5	5.3
	2025	3.7	4.4	4.9	5.9	8.0	5.1
	2026	3.4	4.3	5.2	6.2	7.4	5.0
	2027	3.0	4.3	5.4	6.1	6.8	4.9
	5-year end period	3.0	4.2	5.3	5.8	6.2	n/a
	Peak/(trough) at	4.5	4.8	5.5	6.2	8.5	5.5
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)GDP peak taken from GDP level at Q2-23 and HPI peak taken from HPI level at Q3-22.
Scenario weights
Each quarter, we undertake a full review of the scenario weights we apply. We consider the weighting of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weighting of a scenario, we undertake a Monte Carlo analysis to find out the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average provides an estimate of the probability of a given GDP scenario occurring based on past experience and therefore assign a provisional weight to that scenario.
The scenario weights we applied for 30 June 2024 and 31 December 2023 were:

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
Scenario weights	%	%	%	%	%	%
30 June 2024	10	50	20	10	10	100
31 December 2023	10	50	10	20	10	100
30 June 2024 compared to 31 December 2023
Now that the effects of the pandemic in terms of large GDP growth swings have passed, the Monte Carlo analysis returns to being based on data in the post
GFC period from 2009 onwards in line with how it was being used pre-pandemic. For H124, all downside scenarios sit between the 60th and 80th percentiles suggesting a lower weight than the base case remains appropriate.
We also need to consider the UK's economic and political environment when applying the weights. With risks still heavily skewed to the downside we believe it is appropriate to weigh the scenarios to reflect this. These risks include: the ongoing cost of living challenges for households given the c.25% rise in prices since the start of the pandemic; a further escalation in geopolitical tensions creating extra challenges for economies globally including the UK; a continuation of upside inflation surprises causing inflation to stay above target for longer; continuing weak investment reflecting the uncertain economic environment, and a continuing and significant mismatch between vacancies and skills alongside a smaller labour force.
In H124, we increased the weight on the Downside 1 scenario by 10% with a corresponding decrease in our Stubborn Inflation scenario to rebalance the overall weighted ECL and to reflect the fact that the economic growth outlook has improved since the end of 2023.

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Significant Increase in Credit Risk (SICR)
Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are subject to 12-month ECL. We assess the credit risk profile of each facility to determine which of three stages to allocate them to:
–Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12-month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months
–Stage 2: when there has been a SICR since initial recognition, but the exposure is not considered credit impaired. We apply a loss allowance equal to the lifetime ECL i.e. the expected loss resulting from all possible defaults throughout the residual life of a facility
–Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is needed. For more, see the section ‘Definition of default (Credit impaired)’ in the 'Credit risk' section of the Risk review in the 2023 Annual Report.
We use quantitative, qualitative and backstop criteria to identify exposures that suffer a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and challenges their appropriateness each year, or more often if we change them.
Key changes in H124
In H124, alongside our new ECL models, we updated our SICR criteria to enhance and improve consistency across portfolios. As a result, we now treat the following accounts as Stage 2:
–Quantitative:
–Accounts with a 12-month PD between 30bps (0.3%) and 2000bps (20%) where the annualised lifetime PD has doubled from origination.
–PD threshold: Accounts where the annualised lifetime PD has increased above 2000bps (20%).
–Low Credit Risk Exemption (LCRE): we introduced an LCRE where, if the 12-month PD is less than 30bps, we retain the account in Stage 1, unless the qualitative or backstop criteria are met.
These changes increased the number of accounts in Stage 2 for Credit Cards and Overdrafts mainly due to the lower absolute PD thresholds with no material increase in ECL.
–Qualitative:
–For Mortgages, over-indebted customers and Interest-only accounts 24 months pre-maturity.
–For CCB, customers operating in a high-risk sector.
These enhancements enabled us to retire related JAs.
Quantitative criteria
We use quantitative criteria to identify where an exposure has increased in credit risk. We base our criteria on whether any increase in the lifetime PD since origination exceeds a threshold in relative and absolute terms. We base the value anticipated at origination on similar assumptions and data to the ones we use at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since origination.
The criteria for H124 and 2023 were: accounts above the lower absolute PD thresholds below, where the PD has doubled since origination, are treated as Stage
2. At 30 June 2024, any account above the upper threshold (i.e. 20%) is also treated as Stage 2:

	Retail and Business Banking				Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre
	Mortgages	Everyday Banking(1)
		Personal loans	Credit cards	Overdrafts
30 June 2024	30bps	30bps	30bps	30bps	300bps	30bps	Internal rating method
31 December 2023	30bps	30bps	340bps	260bps	300bps	30bps	Internal rating method
(1)For larger business banking customers, we apply the same criteria as we use for CCB. Credit cards and Overdrafts lower PD thresholds aligned with the rest of Everyday Banking at 30 June 2024 for consistency.
(2)Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison. In addition, Consumer Finance does not apply the upper absolute PD threshold criteria.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of changes in PD. The criteria for H124 and 2023 were:

Retail and Business Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Mortgages	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
– In forbearance – Default in last 24m – 30 Days Past Due (DPD) in last 12m – Bankrupt – £100+ arrears New in H124: – Over-indebted customers – Interest Only accounts 24m pre-maturity	– In Collections – Default in last 12m – £50+ arrears	– In forbearance – Default in last 12m – In Collections – £100+ arrears – Behaviour score indicators	– Fees suspended – Default in last 12m – Debit dormant >35 days – Any excess in month	– In forbearance – Deceased or Insolvent – Court ‘Return of goods’ order or Police watchlist – Agreement terminated – Payment holiday – Cash Collection	– In forbearance – Default in last 12m – Watchlist: proactive management – Default at proxy origination – New in H124: Customers in a high- risk sector	– Watchlist: proactive management
(1)For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
If needed, we apply additional qualitative assessment as part of Judgemental Adjustments in response to situations where known or expected risk factors and information are not considered in the modelling process. See 'Judgemental Adjustments (JAs)' below for more on this.
Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
We transfer Stage 3 exposures to Stage 2 or Stage 1 when we no longer consider them to be credit impaired. We transfer Stage 2 exposures to Stage 1 when we no longer consider them to have suffered a SICR. Where we identified a SICR using quantitative criteria, we transfer the exposures to Stage 1 when they no longer meet the original PD-based transfer criteria. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before we transfer the exposure to Stage 1. For a loan to exit forbearance, it must meet the conditions set out in the section ‘Forbearance’ in the 'Credit risk' section of the Risk review in the 2023 Annual Report.

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Judgemental Adjustments (JAs)

	Retail & Business Banking
		Everyday Banking		Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
	Mortgages	Credit Cards	Other
30 June 2024	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	172	152	119	67	178	—	688
Individually assessed	3	—	—	—	175	—	178
ECL before JAs	175	152	119	67	353	—	866
JAs (excluding Affordability and Cost of Living JAs)
UPL loss floor	—	—	20	—	—	—	20
Mortgages LGD	20	—	—	—	—	—	20
Corporate single large exposure	—	—	—	—	10	—	10
Other	—	1	6	3	—	—	10
Total JAs (excluding Affordability and Cost of Living JAs)	20	1	26	3	10	—	60
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	14	—	14
Mortgage refinancing risk	14	—	—	—	—	—	14
SME debt burden	—	—	6	—	—	—	6
Total Affordability and Cost of Living JAs	14	—	6	—	14	—	34
Total JAs	34	1	32	3	24	—	94
Total ECL	209	153	151	70	377	—	960

31 December 2023	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	134	123	123	62	240	—	682
Individually assessed	4	—	—	—	124	—	128
ECL before JAs	138	123	123	62	364	—	810
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	16	—	—	—	—	—	16
12+ months in arrears	14	—	—	—	—	—	14
UPL loss floor	—	—	6	—	—	—	6
Model underestimation	36	—	—	—	—	—	36
Corporate single large exposure	—	—	—	—	23	—	23
Other	12	1	3	4	(31)	—	(11)
Total JAs (excluding Affordability and Cost of Living JAs)	78	1	9	4	(8)	—	84
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	24	—	24
Secured affordability	9	—	—	4	—	—	13
Unsecured affordability	—	16	22	—	—	—	38
Mortgage refinancing risk	19	—	—	—	—	—	19
SME debt burden	—	—	6	—	—	—	6
Total Affordability and Cost of Living JAs	28	16	28	4	24	—	100
Total JAs	106	17	37	8	16	—	184
Total ECL	244	140	160	70	380	—	994
30 June 2024 compared to 31 December 2023
In H124, we implemented new Retail Mortgages and CCB impairment models, which now embed Long-term underlying arrears, 12+months arrears, Model
Underestimation, and Mortgages Secured Affordability JAs. The new CCB model also captures the risks associated with Corporate customers operating within higher risk sectors reducing the level of CCB JAs.
In response to the improved economic data, specifically inflation, we re-assessed the need for cost of living JAs and retired the Secured and Unsecured
Affordability JAs.
In H124, we introduced a new Mortgage LGD JA which adjusts the historically observed experience for Stage 3 accounts due to specific factors which have temporarily suppressed possession and litigation activity.
As a result, JAs reduced from £184m to £94m. The proportion of JAs to total ECL decreased from 19% to 10%.

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Sensitivity of ECL allowance
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios. In addition, the ECL for residential mortgages is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the ECL allowance and profit before tax. We have incorporated JAs into the sensitivity analysis, and these assumptions are set out below.
Scenario sensitivity
The tables below show the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each scenario and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
30 June 2024	£m	£m	£m	£m	£m	£m
Exposure	295,722	295,722	295,722	295,722	295,722	295,722
Retail & Business Banking	201,891	201,891	201,891	201,891	201,891	201,891
– Mortgages	181,294	181,294	181,294	181,294	181,294	181,294
– EDB - Credit Cards	13,225	13,225	13,225	13,225	13,225	13,225
– EDB - Other	7,372	7,372	7,372	7,372	7,372	7,372
Consumer Finance	4,880	4,880	4,880	4,880	4,880	4,880
Corporate & Commercial Banking	30,838	30,838	30,838	30,838	30,838	30,838
Corporate Centre	58,113	58,113	58,113	58,113	58,113	58,113

ECL	781	844	994	1,139	1,547	960
Retail & Business Banking	383	437	567	655	1,040	513
– Mortgages	101	148	243	324	707	209
– EDB - Credit Cards	146	150	155	164	164	153
– EDB - Other	136	139	169	167	169	151
Consumer Finance	69	69	70	72	72	70
Corporate & Commercial Banking	329	338	357	412	435	377
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	7	7	8	9	12	8
Retail & Business Banking	9	9	10	11	16	10
– Mortgages	10	10	10	11	17	10
– EDB - Credit Cards	3	3	4	4	4	4
– EDB - Other	6	6	6	7	7	6
Consumer Finance	6	6	6	6	6	6
Corporate & Commercial Banking	7	7	8	11	13	8
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1	1
– Mortgages	1	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2	2	2	2	2	2
Consumer Finance	1	1	1	1	1	1
Corporate & Commercial Banking	3	3	3	3	3	3
Corporate Centre	—	—	—	—	—	—

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	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
31 December 2023	£m	£m	£m	£m	£m	£m
Exposure	300,969	300,969	300,969	300,969	300,969	300,969
Retail & Business Banking	204,357	204,357	204,357	204,357	204,357	204,357
– Mortgages	183,568	183,568	183,568	183,568	183,568	183,568
– EDB - Credit Cards	13,116	13,116	13,116	13,116	13,116	13,116
– EDB - Other	7,673	7,673	7,673	7,673	7,673	7,673
Consumer Finance	5,228	5,228	5,228	5,228	5,228	5,228
Corporate & Commercial Banking	27,277	27,277	27,277	27,277	27,277	27,277
Corporate Centre	64,107	64,107	64,107	64,107	64,107	64,107

ECL	834	898	993	1,179	1,412	994
Retail & Business Banking	420	467	538	692	891	544
– Mortgages	143	176	236	365	564	244
– EDB - Credit Cards	132	138	142	150	150	140
– EDB - Other	145	153	160	177	177	160
Consumer Finance	68	69	70	72	72	70
Corporate & Commercial Banking	346	362	385	415	449	380
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	6	6	6	7	12	8
Retail & Business Banking	6	7	7	8	15	9
– Mortgages	7	7	7	8	17	10
– EDB - Credit Cards	2	3	3	3	3	3
– EDB - Other	7	8	8	9	9	8
Consumer Finance	6	6	6	6	6	6
Corporate & Commercial Banking	13	14	14	17	20	13
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1	1
– Mortgages	1	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2	2	2	2	2	2
Consumer Finance	—	—	—	—	—	—
Corporate & Commercial Banking	3	3	3	3	3	3
Corporate Centre	—	—	—	—	—	—
30 June 2024 compared to 31 December 2023
ECL reduced by £34m since 31 December 2023. Mortgages, CCB and EDB - Other all decreased due to an improved economic outlook driving ECL model releases. The ECL on Credit Cards increased due to updated SICR rules. The value of JAs decreased in H124 due to the implementation of new impairment models for Mortgages and CCB, as well as the release of the cost of living JAs on the Unsecured portfolio.

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SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
Rating distribution
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.
The Santander UK risk grade consists of eight grades for non-defaulted exposures ranging from 9 (lowest risk) to 2 (highest risk). For details, including the approximate equivalent credit rating grade used by Standard & Poor's Rating Services, see 'Single credit rating scale' in the 'Santander UK group level - credit risk review' section of the Risk review in the 2023 Annual Report.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)(2)
30 June 2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	4.9	33.0	85.6	47.9	14.1	7.5	5.9	8.7	(0.9)	206.7
–Stage 1	4.8	31.8	80.8	41.8	11.0	2.9	0.7	8.5	(0.1)	182.2
–Stage 2	0.1	1.2	4.8	6.1	3.0	4.5	2.5	0.1	(0.4)	21.9
–Stage 3	—	—	—	—	0.1	0.1	2.7	0.1	(0.4)	2.6
Of which mortgages:	4.4	30.8	79.4	42.4	6.8	3.7	3.3	1.3	(0.2)	171.9
–Stage 1	4.4	29.7	74.7	36.4	4.3	0.6	—	1.3	—	151.4
–Stage 2	—	1.1	4.7	6.0	2.5	3.0	1.4	—	(0.1)	18.6
–Stage 3	—	—	—	—	—	0.1	1.9	—	(0.1)	1.9

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)
30 June 2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	0.1	0.2	0.1	0.5	—	0.9	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	0.1	0.1	0.1	0.1	—	0.4	1.8
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	13.3
Of which mortgages:	—	—	—	—	0.1	—	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	0.1	—	—	—	0.1	0.5
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.0

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)(2)
31 December 2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	5.3	34.7	85.6	49.3	14.7	8.4	5.5	8.6	(0.9)	211.2
–Stage 1	5.3	33.6	81.5	43.9	10.4	2.8	0.4	8.3	(0.1)	186.1
–Stage 2	—	1.1	4.1	5.4	4.3	5.5	2.4	0.1	(0.4)	22.5
–Stage 3	—	—	—	—	—	0.1	2.7	0.2	(0.4)	2.6
Of which mortgages:	5.2	33.1	81.0	42.0	6.7	3.8	3.4	1.3	(0.2)	176.3
–Stage 1	5.2	32.0	76.9	36.7	3.6	0.5	0.1	1.3	—	156.3
–Stage 2	—	1.1	4.1	5.3	3.1	3.2	1.4	—	(0.1)	18.1
–Stage 3	—	—	—	—	—	0.1	1.9	—	(0.1)	1.9

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)
31 December 2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.2	0.1	—	0.4	1.7
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	13.3
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.5
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.0
(1)Includes Joint Ventures and Bounce Back Loans (BBLs) balances as well as the Crown Dependencies portfolio. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

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Santander UK Group Holdings plc 17
Credit performance

	Customer Loans							6 month Gross write-offs	Loan Loss Allowances
	Total	Stage 1		Stage 2		Stage 3(4)
30 June 2024	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	177.4	155.5	87.7	19.7	11.1	2.2	1.28	78	469
– Mortgages	170.8	150.1	87.9	18.7	11.0	2.0	1.18	5	209
– EDB - Credit Cards	2.6	2.0	80.1	0.5	17.9	0.1	3.32	25	137
– EDB - Other(1)	4.0	3.4	84.3	0.5	11.6	0.1	4.23	48	123
Consumer Finance(2)	4.9	4.6	93.0	0.3	6.2	—	0.75	11	70
Corporate & Commercial Banking(3)	18.1	15.0	82.8	2.3	12.9	0.8	4.71	9	323
Corporate Centre	1.3	1.3	99.8	—	0.1	—	0.10	—	—
Total Drawn	201.7	176.4	87.5	22.3	11.1	3.0	1.57	98	862
Retail & Business Banking	24.5	23.7		0.8		—		—	44
– Mortgages	10.5	10.2		0.3		—		—	—
– EDB - Credit Cards	10.6	10.3		0.3		—		—	16
– EDB - Other(1)	3.4	3.2		0.2		—		—	28
Consumer Finance(2)	—	—		—		—		—	—
Corporate & Commercial Banking(3)	12.7	12.2		0.4		0.1		—	54
Corporate Centre	—	—		—		—		—	—
Total Undrawn	37.2	35.9		1.2		0.1		—	98
Total	238.9	212.3		23.5		3.1		98	960

	Customer Loans							12 month Gross write-offs	Loan Loss Allowances
	Total	Stage 1		Stage 2		Stage 3(4)
31 December 2023	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	182.3	160.8	88.3	19.2	10.5	2.3	1.27	141	501
– Mortgages	175.2	155.0	88.5	18.2	10.4	2.0	1.16	11	241
– EDB - Credit Cards	2.7	2.3	85.4	0.3	12.9	0.1	2.95	46	130
– EDB - Other(1)	4.4	3.5	80.9	0.7	14.8	0.2	4.38	84	130
Consumer Finance(2)	5.2	4.9	93.1	0.3	6.3	—	0.53	23	70
Corporate & Commercial Banking(3)	17.9	13.8	77.1	3.4	19.1	0.7	4.14	68	345
Corporate Centre	1.3	1.3	99.8	—	0.1	—	0.10	—	—
Total Drawn	206.7	180.8	87.5	22.9	11.1	3.0	1.49	232	916
Retail & Business Banking	22.0	21.5		0.5		—		—	43
– Mortgages	8.3	8.2		0.1		—		—	3
– EDB - Credit Cards	10.4	10.3		0.1		—		—	10
– EDB - Other(1)	3.3	3.0		0.3		—		—	30
Consumer Finance(2)	—	—		—		—		—	—
Corporate & Commercial Banking(3)	9.4	8.8		0.5		0.1		—	35
Corporate Centre	—	—		—		—		—	—
Total Undrawn	31.4	30.3		1.0		0.1		—	78
Total	238.1	211.1		23.9		3.1		232	994
(1)EDB - Other includes £1.5bn of BBLS lending (£1.4bn is BBLS with 100% Government Guarantee), £2.1bn unsecured personal loans and £0.4bn overdrafts (2023: £1.8bn of BBLS lending £1.7bn is BBLS with 100% Government Guarantee), £2.1bn unsecured personal loans and £0.5bn overdrafts).
(2)Consumer Finance - 92% (2023: 87%) of lending is collateralised on the vehicle.
(3)Corporate & Commercial Banking - Customers largely resilient to macro-economic and inflationary pressures, with a small uptick in watchlist and stage 3 exposures.
(4)Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

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Santander UK Group Holdings plc 18
Arrears over 90 days past due

	30 June 2024	31 December 2023
	%	%
Mortgages	0.84	0.80
Credit Cards	0.54	0.51
UPL	0.85	0.73
Overdrafts	2.58	2.43
Business Banking	4.13	4.15
Consumer Finance	0.52	0.43
Corporate & Commercial Banking	1.30	1.04
30 June 2024 compared to 31 December 2023
Mortgage assets continued to fall following further disciplined pricing actions to optimise the balance sheet given higher funding costs continuing to contribute to a reduction in mortgage lending. In H124, early and late arrears remained at low levels despite a slight increase across the portfolio over the period.
Loans in Stage 2 and 3 remain low compared to historic trends although, as expected we saw an increase in arrears in H124. While underlying asset quality remains good, we saw an impact from changes to our SICR criteria. These were updated in H124 and increased Stage 2 loans for mortgages and credit cards.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

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Santander UK Group Holdings plc 19
Credit quality
Total on-balance sheet exposures at 30 June 2024 comprised £201.7bn of customer loans, loans and advances to banks of £1.1bn, £17.1bn of sovereign assets measured at amortised cost £8.6bn of assets measured at FVOCI, and £30.0bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	155,615	19,647	2,206	177,468
–Mortgages	150,098	18,710	1,987	170,795
–EDB - Credit Cards	2,081	464	52	2,597
–EDB - Other	3,436	473	167	4,076
Consumer Finance	4,539	305	36	4,880
Corporate & Commercial Banking	14,966	2,339	779	18,084
Corporate Centre	58,092	1	1	58,094
Total on-balance sheet	233,212	22,292	3,022	258,526
Off–balance sheet
Retail & Business Banking(1)	23,568	793	62	24,423
–Mortgages(1)	10,189	290	20	10,499
–EDB - Credit Cards	10,326	266	36	10,628
–EDB - Other	3,053	237	6	3,296
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	12,229	449	76	12,754
Corporate Centre	19	—	—	19
Total off–balance sheet(2)	35,816	1,242	138	37,196
Total exposures	269,028	23,534	3,160	295,722

ECL
On-balance sheet
Retail & Business Banking	55	259	155	469
–Mortgages	11	112	86	209
–EDB - Credit Cards	17	91	29	137
–EDB - Other	27	56	40	123
Consumer Finance	16	28	26	70
Corporate & Commercial Banking	45	73	205	323
Corporate Centre	—	—	—	—
Total on-balance sheet	116	360	386	862
Off–balance sheet
Retail & Business Banking	14	29	1	44
–Mortgages	—	—	—	—
–EDB - Credit Cards	4	12	—	16
–EDB - Other	10	17	1	28
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	21	16	17	54
Corporate Centre	—	—	—	—
Total off–balance sheet	35	45	18	98
Total ECL	151	405	404	960

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.0	0.3
– Mortgages	—	0.6	4.3	0.1
– EDB - Credit Cards	0.8	19.7	56.6	5.3
– EDB - Other	0.8	11.8	23.7	3.0
Consumer Finance	0.4	9.3	70.3	1.4
Corporate & Commercial Banking	0.3	3.1	26.3	1.8
Corporate Centre	—	0.1	9.7	—
Total on-balance sheet	—	1.6	12.8	0.3
Off–balance sheet
Retail & Business Banking	0.1	3.7	2.8	0.2
– Mortgages	—	—	—	—
– EDB - Credit Cards	—	4.4	2.0	0.2
– EDB - Other	0.3	7.4	16.6	0.9
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.2	3.5	21.7	0.4
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.6	13.3	0.3
Total coverage	0.1	1.7	12.8	0.3
(1)Off-balance sheet exposures include £5.6bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 24.
(3)ECL as a percentage of the related exposure.

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Santander UK Group Holdings plc 20
Total on-balance sheet exposures at 31 December 2023 comprised £206.7bn of customer loans, loans and advances to banks of £1.2bn, £12.6bn of sovereign assets measured at amortised cost, £8.5bn of assets measured at FVOCI, and £40.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
31 December 2023	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	160,870	19,150	2,247	182,267
–Mortgages	155,063	18,160	2,016	175,239
–EDB - Credit Cards	2,283	345	46	2,674
–EDB - Other	3,524	645	185	4,354
Consumer Finance	4,870	330	28	5,228
Corporate & Commercial Banking	13,822	3,418	699	17,939
Corporate Centre	64,094	1	1	64,096
Total on-balance sheet	243,656	22,899	2,975	269,530
Off–balance sheet
Retail & Business Banking	21,598	433	59	22,090
–Mortgages(1)	8,189	120	20	8,329
–EDB - Credit Cards	10,295	114	33	10,442
–EDB - Other	3,114	199	6	3,319
Consumer Finance	0	—	—	0
Corporate & Commercial Banking	8,745	547	46	9,338
Corporate Centre	11	—	—	11
Total off–balance sheet(2)	30,354	980	105	31,439
Total exposures	274,010	23,879	3,080	300,969

ECL
On-balance sheet
Retail & Business Banking	57	274	170	501
– Mortgages	22	110	109	241
– EDB - Credit Cards	17	87	26	130
– EDB - Other	18	77	35	130
Consumer Finance	21	30	19	70
Corporate & Commercial Banking	64	118	163	345
Corporate Centre	—	—	—	—
Total on-balance sheet	142	422	352	916
Off–balance sheet
Retail & Business Banking	16	26	1	43
– Mortgages	2	1	—	3
– EDB - Credit Cards	4	6	—	10
– EDB - Other	10	19	1	30
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	12	14	9	35
Corporate Centre	—	0	0	—
Total off–balance sheet	28	40	10	78
Total ECL	170	462	362	994

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail & Business Banking	—	1.4	7.5	0.3
– Mortgages	—	0.6	5.4	0.1
– EDB - Credit Cards	0.8	25.2	57.7	4.9
– EDB - Other	0.5	11.9	18.8	3.0
Consumer Finance	0.4	9.0	68.5	1.3
Corporate & Commercial Banking	0.5	3.5	23.4	1.9
Corporate Centre	—	—	10.0	—
Total on-balance sheet	0.1	1.8	11.8	0.3
Off–balance sheet
Retail & Business Banking	0.1	6.0	2.8	0.2
– Mortgages	—	1.1	0.5	—
– EDB - Credit Cards	—	5.0	1.9	0.1
– EDB - Other	0.3	9.6	18.0	0.9
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.1	2.5	20.2	0.4
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.1	10.4	0.2
Total coverage	0.1	1.9	11.8	0.3
(1)Off-balance sheet exposures include £3.3bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 24.
(3)ECL as a percentage of the related exposure.

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Santander UK Group Holdings plc 21
30 June 2024 compared to 31 December 2023
The ECL provision at 30 June 2024 decreased by £34m to £960m (2023: £994m) with a £37m release of JAs related to cost of living and a change in our economic assumptions and weightings.
6-month gross write-off utilisation of £98m (H123: £97m) largely driven by unsecured retail.
Key movements in exposures and ECL in H124 by Stage were:
–Stage 1 exposures reduced mainly due to lower mortgage new business, slowing of the housing market and customers reducing debt in response to continued higher interest. Stage 1 ECL also reduced due to the reduction in mortgage assets and the economic assumption updates.
–Stage 2 exposures also reduced during the period driven by Corporate and Commercial Banking assets moving from Stage 1 to Stage 2 following the implementation of new impairment models. Stage 2 ECL reduced primarily due to the update of economic assumptions and the implementation of new impairment models.
–Stage 3 exposures increased in H124 primarily due to the deterioration of single name cases in Corporate and Commercial Banking. This also drove an increase in ECL for Corporate and Commercial Banking, however Mortgages ECL reduced following the implementation of new impairment models.

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Santander UK Group Holdings plc 22
Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

30 June 2024		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance(1)	Other(2)	Mortgage Refinancing
Retail & Business Banking - Mortgages	Exposure £m	582	9,420	369	375	4,060	3,904	18,710
	ECL £m	9	66	5	5	13	14	112
	Coverage %	1.6	0.7	1.2	1.2	0.4	0.3	0.6
Retail & Business Banking EDB - Credit Cards	Exposure £m	9	397	15	1	42	—	464
	ECL £m	4	72	6	—	9	—	91
	Coverage %	46.4	18.1	37.9	15.6	22.7	—	19.7
Retail & Business Banking EDB - Other	Exposure £m	127	215	101	2	28	—	473
	ECL £m	13	18	17	1	7	—	56
	Coverage %	9.9	8.5	16.6	27.8	28.3	—	11.8
Consumer Finance	Exposure £m	28	146	—	—	131	—	305
	ECL £m	10	11	—	—	7	—	28
	Coverage %	36.6	7.7	—	—	5.2	—	9.3
Corporate & Commercial Banking	Exposure £m	18	1,342	—	82	897	—	2,339
	ECL £m	3	54	—	1	15	—	73
	Coverage %	17.9	4.0	—	1.3	1.6	—	3.1
Corporate Centre	Exposure £m	—	—	—	—	1	—	1
	ECL £m	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—
Total Drawn	Exposure £m	764	11,520	485	460	5,159	3,904	22,292
	ECL £m	39	221	28	7	51	14	360
	Coverage %	5.1	1.9	5.8	1.5	1.0	0.4	1.6
Undrawn	ECL £m	1	32	5	1	6	—	45
Total Reported	Exposure £m	769	12,295	537	493	5,534	3,906	23,534
	ECL £m	40	253	33	8	57	14	405

31 December 2023		Backstop	Quantitative	Qualitative		JAs				Total
		30 DPD	PD deterioration	Forbearance(1)	Other	Secured affordability	Unsecured affordability	Mortgage Refinancing	High risk corporate
Retail & Business Banking - Mortgages	Exposure £m	560	5,877	516	549	2,889	—	7,769	—	18,160
	ECL £m	12	65	2	3	9	—	19	—	110
	Coverage %	2.1	1.1	0.3	0.7	0.3	—	0.2	—	0.6
Retail & Business Banking EDB - Credit Cards	Exposure £m	9	256	—	17	—	63	—	—	345
	ECL £m	4	63	—	5	—	15	—	—	87
	Coverage %	47.1	24.9	27.7	24.5	—	23.7	—	—	25.2
Retail & Business Banking EDB - Other	Exposure £m	169	288	—	19	—	169	—	—	645
	ECL £m	18	36	—	3	—	20	—	—	77
	Coverage %	10.8	12.3	—	16.2	—	11.7	—	—	11.9
Consumer Finance	Exposure £m	25	115	—	126	64	—	—	—	330
	ECL £m	11	10	—	5	4	—	—	—	30
	Coverage %	43.4	8.7	—	4.0	6.3	—	—	—	9.0
Corporate & Commercial Banking	Exposure £m	93	1,809	85	533	—	—	—	898	3,418
	ECL £m	2	75	2	17	—	—	—	22	118
	Coverage %	2.4	4.1	2.5	3.2	—	—	—	2.5	3.5
Corporate Centre	Exposure £m	1	—	—	—	—	—	—	—	1
	ECL £m	—	—	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—	—	—
Total Drawn	Exposure £m	857	8,345	601	1,244	2,953	232	7,769	898	22,899
	ECL £m	47	249	4	33	13	35	19	22	422
	Coverage %	5.5	3.0	0.7	2.7	0.4	15.0	0.2	2.5	1.8
Undrawn	ECL £m	3	28	—	4	—	3	—	2	40
Total Reported	Exposure £m	893	9,160	601	1,436	2,889	233	7,769	898	23,879
	ECL £m	50	277	4	37	13	38	19	24	462
(1)Where the values of ECL and/or exposures are not nil, but round to nil when presented in £millions, the coverage ratio is still presented in the table.
(2)Mainly consists of the former Affordability JAs now embedded into the model.
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.

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Santander UK Group Holdings plc 23
The following table analyses our Stage 2 and Stage 3 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date:

	30 June 2024			31 December 2023
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2
Not in cure period	17,538	337	1.9	12,682	360	2.8
In cure period (for transfer to Stage 1)	5,996	68	1.1	11,197	102	0.9
	23,534	405	1.7	23,879	462	1.9
Stage 3
Not in cure period	2,864	379	13.2	2,712	342	12.6
In cure period (for transfer to Stage 2)	296	25	8.3	368	20	5.4
	3,160	404	12.8	3,080	362	11.8
30 June 2024 compared to 31 December 2023
Stage 2 accounts in a cure period decreased by c.£5bn, and those not in a cure period increased by the same volume, primarily driven by Mortgages due to the implementation of the SICR updates.
Stage 3 exposures in a cure period decreased primarily driven by CCB, and Stage 3 ECL increased driven by CCB and Mortgages, mainly due to an increase in customers more than 90 DPD, and increased coverage on accounts in late arrears as a result of the implementation of new impairment models.
Reconciliation of exposures, loss allowance and net carrying amounts
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
30 June 2024	£m	£m	£m	£m	£m
Retail & Business Banking	177,468	469	176,999	24,423	44
–Mortgages(1)	170,795	209	170,586	10,499	—
–EDB - Credit Cards(2)	2,597	137	2,460	10,628	16
–EDB - Other (3)	4,076	123	3,953	3,296	28
Consumer Finance	4,880	70	4,810	—	—
Corporate & Commercial Banking	18,084	323	17,761	12,754	54
Corporate Centre	58,094	—	58,094	19	—
Total exposures presented in Credit Quality tables	258,526	862	257,664	37,196	98
Joint ventures			4,856
Other items			967
Adjusted net carrying amount			263,487
Assets classified at FVTPL			1,747
Non-financial assets(3)			6,211
Total assets per the Consolidated Balance Sheet			271,445

31 December 2023
Retail & Business Banking	182,267	501	181,766	22,090	43
–Mortgages(1)	175,239	241	174,998	8,329	3
–EDB - Credit Cards(2)	2,674	130	2,544	10,442	10
–EDB - Other(3)	4,354	130	4,224	3,319	30
Consumer Finance	5,228	70	5,158	—	—
Corporate & Commercial Banking	17,939	345	17,594	9,338	35
Corporate Centre	64,096	—	64,096	11	—
Total exposures presented in Credit Quality tables	269,530	916	268,614	31,439	78
Joint ventures			4,488
Other items			960
Adjusted net carrying amount			274,062
Assets classified at FVTPL			2,074
Non-financial assets(3)			5,947
Total assets per the Consolidated Balance Sheet			282,083
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgage products.
(2)Off-balance sheet exposures include credit cards.
(3)Non-financial assets include £1,033m (2023: £630m) of Macro hedge of interest rate risk.

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Santander UK Group Holdings plc 24
Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	274,010	170	23,879	462	3,080	362	300,969	994
Transfers from Stage 1 to Stage 2(3)	(10,809)	(15)	10,809	15	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	7,868	113	(7,868)	(113)	—	—	—	—
Transfers to Stage 3(3)	(222)	(1)	(690)	(37)	912	38	—	—
Transfers from Stage 3(3)	12	—	304	24	(316)	(24)	—	—
Transfers of financial instruments	(3,151)	97	2,555	(111)	596	14	—	—
Net ECL remeasurement on stage transfer(4)	—	(98)	—	116	—	101	—	119
Change in economic scenarios(2)	—	(9)	—	(19)	—	1	—	(27)
Change to ECL models	(2,287)	(5)	2,361	37	(74)	(26)	—	6
New lending and assets purchased(5)	18,171	31	721	31	122	27	19,014	89
Redemptions, repayments and assets sold(7)	(22,531)	(30)	(2,584)	(41)	(652)	(52)	(25,767)	(123)
Changes in risk parameters and other movements(6)	4,816	(5)	(3,398)	(70)	223	75	1,641	—
Assets written off(7)	—	—	—	—	(135)	(98)	(135)	(98)
At 30 June 2024	269,028	151	23,534	405	3,160	404	295,722	960
Net movement in the period	(4,982)	(19)	(345)	(57)	80	42	(5,247)	(34)

ECL (release)/charge to the Income Statement		(19)		(57)		140		64
Less: Discount unwind		—		—		(11)		(11)
Less: Recoveries net of collection costs		—		—		7		7
Total ECL (release)/charge to the Income Statement		(19)		(57)		136		60

At 1 January 2023	290,813	171	19,282	516	2,735	320	312,830	1,007
Transfers from Stage 1 to Stage 2(3)	(6,132)	(16)	6,132	16	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,186	79	(4,186)	(79)	—	—	—	—
Transfers to Stage 3(3)	(244)	(3)	(654)	(44)	898	47	—	—
Transfers from Stage 3(3)	11	—	225	14	(236)	(14)	—	—
Transfers of financial instruments	(2,179)	60	1,517	(93)	662	33	—	—
Net ECL remeasurement on stage transfer(4)	—	(72)	—	136	—	61	—	125
Change in economic scenarios(2)	—	9	—	(37)	—	15	—	(13)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	12,301	15	151	15	11	3	12,463	33
Redemptions, repayments and assets sold(7)	(17,872)	(18)	(1,651)	(33)	(502)	(34)	(20,025)	(85)
Changes in risk parameters and other movements(6)	1,964	2	339	(11)	178	58	2,481	49
Assets written off (7)	—	—	—	—	(178)	(97)	(178)	(97)
At 30 June 2023	285,027	167	19,638	493	2,906	359	307,571	1,019
Net movement in the period	(5,786)	(4)	356	(23)	171	39	(5,259)	12

ECL charge/(release) to the Income Statement		(4)		(23)		136		109
Less: Discount unwind		—		—		(10)		(10)
Less: Recoveries net of collection costs		—		—		6		6
Total ECL charge/(release) to the Income Statement		(4)		(23)		132		105
(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements.
Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
(3)Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

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Santander UK Group Holdings plc 25
RETAIL & BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail & Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
RETAIL & BUSINESS BANKING: MORTGAGES – CREDIT RISK REVIEW
Borrower profile

	Stock				New business
	30 June 2024		31 December 2023		30 June 2024		30 June 2023
	£m	%	£m	%	£m	%	£m	%
Home movers(1)	71,381	41	73,075	42	2,909	43	1,753	43
Remortgagers(2)	47,130	28	49,084	28	1,950	29	1,163	29
First-time buyers	37,156	22	37,495	21	1,799	26	1,028	26
Buy-to-let	15,128	9	15,585	9	156	2	70	2
	170,795	100	175,239	100	6,814	100	4,014	100
(1)'Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
(2)'Remortgagers are new customers who are taking a new mortgage with us.
As well as the new business in the table above, there were £18.1bn (H123: £15.7bn) of remortgages where we moved our customers with maturing mortgages onto new ones. We also provided £0.4bn (H123: £0.4bn) of further advances and flexible mortgage drawdowns. 77% (2023: 77%) of customers with a maturing mortgage were retained, which applied to mortgages three months post maturity, based on a 12-month average of retention rates to March 2024.
30 June 2024 compared to 31 December 2023
In H124, mortgage asset stock decreased across all sectors, with the stock borrower profile unchanged. Our new business increased year-on-year in all sectors due to increased lending appetite as economic pressures continued to ease, allowing for improved lending margins. However, this increase in new business lending has not offset repayments and redemptions in the period, so the book continued to deleverage. In H124, we helped first-time buyers buy their new home with £1.8bn of gross lending (H123: £1.0bn).
Interest rate profile
The interest rate profile of our maturing mortgage asset stock was:

	30 June 2024		31 December 2023
	£m	%	£m	%
Fixed rate	151,896	89	155,363	89
Of which maturing:
–< 12 months	32,793	19	38,419	22
–Later than 1 year but no later than 3 years	80,537	47	66,451	38
–Later than 3 years but no later than 4 years	21,871	13	34,925	20
–Later than 4 years but no later than 5 years	12,546	7	11,126	6
–Later than 5 years	4,149	3	4,442	3
Variable rate	13,492	8	13,923	8
Standard Variable Rate (SVR)	3,532	2	3,942	2
Follow on Rate (FoR)	1,875	1	2,011	1
	170,795	100	175,239	100
30 June 2024 compared to 31 December 2023
In H124, we continued to see customers refinance from SVR and FoR to fixed rate products influenced by continued higher interest rates, with a slight increase in demand for variable rate products tracking the Bank of England base rate. We continued to see more customers choosing shorter-term fixed rate products in
H124.
Geographical distribution
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business
	30 June 2024	31 December 2023	30 June 2024	30 June 2023
Region	£bn	£bn	£bn	£bn
London	43.6	44.6	1.7	1.0
Midlands and East Anglia	23.9	24.6	1.0	0.6
North	22.6	23.2	0.9	0.5
Northern Ireland	2.5	2.6	0.1	—
Scotland	6.2	6.4	0.3	0.2
South East excluding London	54.2	55.6	2.1	1.3
South West, Wales and other	17.8	18.2	0.7	0.4
	170.8	175.2	6.8	4.0
30 June 2024 compared to 31 December 2023
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the period, based on average earnings of new business at inception, was 2.93 (2023: 2.98).

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Santander UK Group Holdings plc 26
Mortgage loan size
The split of our mortgage asset by size was:

Mortgage loan size	30 June 2024	31 December 2023
>£1.0m	2%	2%
£0.5m to £1.0m	10%	10%
£0.25m to £0.5m	31%	31%
<£0.25m	57%	57%
Average loan size (stock) (1)	£190k	£188k
Average loan size (new business)	£234k	£228k
(1) Average initial advance of existing stock.
Loan-to-value analysis
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business. We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2024					31 December 2023
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	77,422	38	1,055	15	1,588	79,949	31	1,110	12	2,616
>50-60%	32,817	24	339	9	1,003	33,402	24	348	10	1,604
>60-70%	29,803	30	257	11	965	31,261	40	248	16	1,977
>70-80%	18,612	32	156	12	1,501	18,847	50	139	20	2,736
>80-90%	9,292	25	80	9	1,277	8,917	35	67	15	2,318
>90-100%	2,442	17	44	8	472	2,418	20	39	11	900
>100%	407	43	56	22	8	445	44	65	25	13
	170,795	209	1,987	86	6,814	175,239	244	2,016	109	12,164
Collateral value (1)	170,743		1,976		6,814	175,182		2,005		12,164

	%		%		%	%		%		%
Average LTV - Balance weighted(2)	51		50		65	51		49		66
(1)Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £355m (2023: £389m).
(2)Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (Loan 2 balance/Loan 2 latest property valuation) +  ...) /(Loan 1 balance + Loan 2 balance+...).
At 30 June 2024, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £52m (2023: £57m). The balance weighted average LTV of new business in the period in London was 64% (2023: 65%). £70.5bn of new business and internal transfers were priced in
2023 and H124, and by the end of the year a further £17bn will reach the end of the incentive period. Arrears from recent internal transfers remain low, with less than 1% of customers entering arrears within 12 months.
30 June 2024 compared to 31 December 2023
There were no significant changes in collateral quality in H124. Balance weighted average LTVs of stock and new business were broadly flat as economic pressures eased and mortgage market trends remain steady. We monitor the profile of new lending and take action as needed to ensure the LTV mix of completions is in line with our risk appetite.
Credit performance

	30 June 2024	31 December 2023
	£m	£m
Mortgage loans and advances to customers	170,795	175,239
of which:
– Stage 1	150,098	155,063
– Stage 2	18,710	18,160
– Stage 3	1,987	2,016
Loss allowances(1)	209	244

	%	%
Stage 1 ratio(2)	87.88	88.49
Stage 2 ratio(2)	10.95	10.36
Stage 3 ratio	1.18	1.16
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.

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Santander UK Group Holdings plc 27
Movement in total exposures and the corresponding ECL
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 25 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	163,252	24	18,280	111	2,036	109	183,568	244
Transfers from Stage 1 to Stage 2(3)	(8,812)	(2)	8,812	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	6,272	22	(6,272)	(22)	—	—	—	—
Transfers to Stage 3(3)	(114)	—	(404)	(8)	518	8	—	—
Transfers from Stage 3(3)	3	—	245	8	(248)	(8)	—	—
Transfers of financial instruments	(2,651)	20	2,381	(20)	270	—	—	—
Net ECL remeasurement on stage transfer(4)	—	(22)	—	38	—	7	—	23
Change in economic scenarios(2)	—	(7)	—	(11)	—	2	—	(16)
Change to ECL models	(1,859)	(3)	1,869	21	(10)	(37)	—	(19)
New lending and assets purchased(5)	12,725	3	71	1	11	1	12,807	5
Redemptions, repayments and assets sold(7)	(11,538)	(2)	(1,745)	(7)	(316)	(13)	(13,599)	(22)
Changes in risk parameters and other movements(6)	358	(2)	(1,856)	(21)	32	22	(1,466)	(1)
Assets written off (7)	—	—	—	—	(16)	(5)	(16)	(5)
At 30 June 2024	160,287	11	19,000	112	2,007	86	181,294	209
Net movement in the period	(2,965)	(13)	720	1	(29)	(23)	(2,274)	(35)

ECL (release)/charge to the Income Statement		(13)		1		(18)		(30)
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		15		15
Total ECL (release)/charge to the Income Statement		(13)		1		(4)		(16)

At 1 January 2023	179,632	26	13,685	132	1,853	95	195,170	253
Transfers from Stage 1 to Stage 2(3)	(4,444)	(2)	4,444	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,336	19	(3,336)	(19)	—	—	—	—
Transfers to Stage 3(3)	(142)	(2)	(392)	(10)	534	12	—	—
Transfers from Stage 3(3)	4	—	190	5	(194)	(5)	—	—
Transfers of financial instruments	(1,246)	15	906	(22)	340	7	—	—
Net ECL remeasurement on stage transfer(4)	—	(17)	—	22	—	9	—	14
Change in economic scenarios(2)	—	(4)	—	(18)	—	2	—	(20)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	4,488	2	21	1	—	—	4,509	3
Redemptions, repayments and assets sold(7)	(12,245)	(3)	(833)	(6)	(231)	(8)	(13,309)	(17)
Changes in risk parameters and other movements(6)	2,546	3	150	(5)	19	2	2,715	—
Assets written off(7)	—	—	—	—	(24)	(6)	(24)	(6)
At 30 June 2023	173,175	22	13,929	104	1,957	101	189,061	227
Net movement in the period	(6,457)	(4)	244	(28)	104	6	(6,109)	(26)

ECL charge/(release) to the Income Statement		(4)		(28)		12		(20)
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		(4)		(28)		10		(22)

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Santander UK Group Holdings plc 28
RETAIL & BUSINESS BANKING: MORTGAGES – PORTFOLIOS OF PARTICULAR
INTEREST
Credit performance

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest- only, part repayment (2)	Flexible	LTV >100%	Buy-to-let	Other portfolio
30 June 2024	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	170,795	37,508	12,349	4,850	407	15,128	118,639
–Stage 1	150,098	30,184	10,302	3,638	116	13,657	107,610
–Stage 2	18,710	6,402	1,795	975	235	1,420	10,256
–Stage 3	1,987	922	252	237	56	51	773
Stage 3 ratio	1.18%	2.47%	2.05%	5.30%	13.86%	0.34%	0.65%
Properties in possession	32	17	5	4	6	1	10
Balance weighted LTV (indexed)	51%	48%	52%	37%	116%	60%	53%

31 December 2023
Mortgage portfolio	175,239	39,104	12,788	5,418	445	15,585	120,878
–Stage 1	155,063	32,244	11,077	4,420	276	13,887	109,509
–Stage 2	18,160	5,874	1,472	744	104	1,647	10,618
–Stage 3	2,016	986	239	254	65	51	751
Stage 3 ratio	1.16%	2.54%	1.88%	5.01%	14.54%	0.33%	0.62%
Properties in possession	23	12	3	2	5	1	8
Balance weighted LTV (indexed)	51%	48%	51%	37%	116%	60%	53%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £9,388m (2023: £9,684m) and the non-interest-only part of the loan.
30 June 2024 compared to 31 December 2023
In H124, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans was broadly stable at 32.0% (2023:
32.7%).
BTL mortgage balances decreased £0.5bn to £15.1bn (2023: £15.6bn) driven by our strategy to deleverage our mortgage portfolio and changes in market dynamics. In H124, the balance weighted average LTV of mortgage total new BTL lending was 56% (2023: 58%).

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Santander UK Group Holdings plc 29
RETAIL & BUSINESS BANKING: EVERYDAY BANKING – CREDIT RISK REVIEW
Credit performance

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
30 June 2024	£m	£m	£m	£m	£m	£m
Loans and advances to customers	1,504	2,136	2,597	436	5,169	6,673
of which:
–Stage 1	1,297	1,927	2,081	212	4,220	5,517
–Stage 2	101	177	464	195	836	937
–Stage 3	106	32	52	29	113	219
Loss allowances(1)	16	67	153	68	288	304
Stage 3 undrawn exposures	2	—	36	4	40	42
Stage 3 ratio	7.16%	1.48%	3.32%	7.55%	2.92%	3.87%
Gross write-offs (6 months)	5	29	25	14	68	73

31 December 2023
Loans and advances to customers	1,819	2,064	2,674	471	5,209	7,028
of which:
–Stage 1	1,574	1,743	2,283	207	4,233	5,807
–Stage 2	115	294	345	236	875	990
–Stage 3	130	27	46	28	101	231
Loss allowances(1)	16	66	140	78	284	300
Stage 3 undrawn exposures	2	—	33	4	37	39
Stage 3 ratio	7.25%	1.32%	2.95%	6.73%	2.65%	3.83%
Gross write-offs (12 months)	11	48	46	25	119	130
(1)The ECL allowance is for both on and off–balance sheet exposures.
30 June 2024 compared to 31 December 2023
Business Banking assets continued to reduce primarily due to the pay down of the BBLs portfolio. Total Stage 2 assets also reduced driven by Personal Loans and Overdrafts, due to the release of the cost of living JAs. However, Credit Cards saw an increase due to the updated SICR rules. 57% (2023: 55%) of credit card customers repay their balance in full each month and UPL average customer balances remained unchanged at £6,000.
CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance

	30 June 2024	31 December 2023
	£m	£m
Loans and advances to customers	4,880	5,228
of which:
–Stage 1	4,539	4,870
–Stage 2	305	330
–Stage 3	36	28
Loss allowances(1)	70	70
Stage 3 ratio	0.75%	0.53%
Gross write-offs	11	23
(1)The ECL allowance is for both on and off–balance sheet exposures.
30 June 2024 compared to 31 December 2023
In H124, we maintained our prudent Consumer (auto) finance underwriting criteria. The product mix was broadly unchanged, with wholesale balances decreasing slightly.
Lower lending in H124 than H123, as a decision was made to focus on value and capital generation. At 30 June 2024, Consumer (auto) finance gross lending
(new business) was £752m (H123: £1,114m). Wholesale loans (Stock finance) to car dealerships at 30 June 2024 were approximately 8.6% (2023: 9.9%) of the
Consumer loan book. At 30 June 2024, the average Consumer (auto) finance loan size was £15,484 (2023: £17,308).
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.

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Santander UK Group Holdings plc 30
CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	241	870	2,869	3,822	3,120	1,551	112	12,585
Commercial Real Estate	—	—	641	1,774	2,238	713	215	—	5,581
Social Housing	9	2,968	5,068	—	—	—	—	—	8,045
	9	3,209	6,579	4,643	6,060	3,833	1,766	112	26,211
Of which:
–Stage 1	9	3,209	6,578	4,577	5,552	2,351	184	107	22,567
–Stage 2	—	—	1	66	508	1,482	727	5	2,789
–Stage 3	—	—	—	—	—	—	855	—	855

31 December 2023
SME and mid corporate	—	166	911	2,970	3,497	3,575	1,439	118	12,676
Commercial Real Estate	—	—	360	1,684	2,132	972	209	1	5,358
Social Housing	43	3,032	4,881	—	—	—	—	—	7,956
	43	3,198	6,152	4,654	5,629	4,547	1,648	119	25,990
Of which:
–Stage 1	43	3,130	6,152	4,618	4,715	2,363	141	118	21,280
–Stage 2	—	68	—	36	914	2,184	762	1	3,965
–Stage 3	—	—	—	—	—	—	745	—	745
(1)Typically smaller exposures which use scorecards instead of a rating model.
30 June 2024 compared to 31 December 2023
In H124, committed exposure increased by less than 1%, driven by an increase in the Commercial Real Estate portfolio, which was up by 4.2%. The rating distribution saw a slight improvement in Commercial Real Estate, with the SME and mid corporate portfolios broadly stable.
Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 30 June 2024 and 31 December 2023.

30 June 2024	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
SME and mid corporate	10,168	466	1,202	749	12,585	339
Commercial Real Estate	5,064	21	390	106	5,581	37
Social Housing	7,776	—	269	—	8,045	1
	23,008	487	1,861	855	26,211	377

31 December 2023
SME and mid corporate	10,140	462	1,447	627	12,676	341
Commercial Real Estate	4,734	10	496	118	5,358	39
Social Housing	7,752	—	204	—	7,956	—
	22,626	472	2,147	745	25,990	380
(1)Includes committed facilities and derivatives.
30 June 2024 compared to 31 December 2023
In H124, Watchlist exposures decreased by £271m, driven by reductions in Proactive Management of 13.3%. The 31.9% (£65m) increase in Proactive
Management in the Social Housing portfolio was driven by a single borrower which was downgraded following concerns raised by the Social Housing regulators rather than financial concerns.
PORTFOLIOS OF PARTICULAR INTEREST
Commercial Real Estate
In H124, committed exposure in our CRE portfolio increased by 4.2% and the rating distribution improved slightly. Watchlist exposures decreased by 18.8%, driven by a small number of borrowers returning to fully performing.

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Santander UK Group Holdings plc 31
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Rating distribution
Corporate Centre committed exposures mainly comprise Sovereign exposures and Structured Products (High Quality Liquid Assets, mainly Asset Backed
Securities and covered bonds) managed as part of our Eligible Liquidity Pool. These are low risk, high quality, investment grade exposures with a credit rating of
8 or 9 according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section).
Geographical distribution
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead. At 30 June 2024 and 31 December 2023 this is mainly focused in the UK.
Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. In Corporate Centre, committed exposures were all fully performing at 30 June 2024 and 31 December 2023.

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Santander UK Group Holdings plc 32
Liquidity risk

Overview
Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only get them at high cost.
Liquidity risk management
In H124, there were no significant changes in the way we manage liquidity risk as described in the 2023 Annual Report.
Liquidity risk review
In this section, we analyse our key liquidity metrics and our wholesale funding. We also provide information on asset encumbrance.
Key metrics LCR of 147% (2023: 162%) NSFR of 134% (2023: 138%) Wholesale funding with maturity <1 year £10.2bn (2023: £11.9bn) LCR eligible liquidity pool of £49.1bn (2023: £50.9bn)
Recovery and Resolution framework
In August 2024, in line with the BoE’s Resolvability Assessment Framework (RAF), and the PRA requirement to conduct a self-assessment of resolvability and to publish a summary of that assessment, we published a summary of our preparations in the event of resolution.
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 30 June 2024 and 31 December 2023.

	30 June 2024	31 December 2023
LCR	£bn	£bn
Eligible liquidity pool (liquidity value)(1)	48.5	50.4
Net stress outflows	(33.0)	(31.1)
Surplus	15.5	19.3
Eligible liquidity pool as a percentage of anticipated net cash flows	147%	162%
(1)The liquidity value is calculated as applying an applicable haircut to the carrying value.
30 June 2024 compared to 31 December 2023
Strong LCR of 147% (2023: 162%), reduced following TFSME repayments.
LCR eligible liquidity pool
LCR eligible liquidity pool of £49.1bn (2023: £50.9bn) includes £29.2bn cash and central bank reserves (2023: £38.4bn).
Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.
Net Stable Funding Ratio (NSFR)

	30 June 2024	31 December 2023
	%	%
NSFR	134	138
30 June 2024 compared to 31 December 2023
We remained in a strong liquidity position. We held sufficient liquid resources and had adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 30 June 2024 and 31 December 2023, the LCR and NSFR significantly exceeded regulatory requirements.
In H124, Santander UK purchased UK Gilts on a 'Hold-To-Collect-Cash-flows' basis. The notional value at 30 June 2024 was £1.5bn (2023: £nil).This means that there is an increased allocation of liquid assets to longer-dated UK sovereign bonds to support ongoing HQLA requirements. In line with the rest of the LCR eligible liquidity pool, term duration is hedged with swaps to offset mark to market movements from interest rate changes.

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Santander UK Group Holdings plc 33
FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our LRA and regulatory liquidity and capital requirements.
Maturity profile of wholesale funding
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 28 to the Condensed Consolidated Interim Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
30 June 2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	—	—	—	—	0.5	0.5	3.2	5.5	0.5	9.7
–privately placed	—	—	—	—	—	—	—	0.1	—	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	—	0.5	—	0.5	0.8	1.5	0.9	3.7
	—	—	—	0.5	0.5	1.0	4.0	7.1	1.4	13.5
Santander UK plc
Deposits by banks	0.4	1.1	—	—	—	1.5	—	—	—	1.5
Certificates of deposit and commercial paper	1.8	2.6	—	—	—	4.4	—	—	—	4.4
Senior unsecured – public benchmark	—	—	—	0.4	—	0.4	—	—	0.3	0.7
–privately placed	—	—	—	—	—	—	—	0.2	0.5	0.7
Covered bonds	—	0.4	1.0	0.9	—	2.3	3.9	9.6	1.2	17.0
Securitisation & structured issuance(2)	—	—	0.1	—	—	0.1	—	2.1	0.8	3.0
TFSME	—	—	—	—	—	—	9.1	3.9	—	13.0
Subordinated liabilities	—	—	—	—	—	—	—	—	0.7	0.7
	2.2	4.1	1.1	1.3	—	8.7	13.0	15.8	3.5	41.0
Other group entities
Securitisation & structured issuance(3)	—	—	—	—	0.5	0.5	—	—	—	0.5
Total at 30 June 2024	2.2	4.1	1.1	1.8	1.0	10.2	17.0	22.9	4.9	55.0
Of which:
–Secured	—	0.4	1.1	0.9	0.5	2.9	13.0	15.6	2.0	33.5
–Unsecured	2.2	3.7	—	0.9	0.5	7.3	4.0	7.3	2.9	21.5

Total at 31 December 2023	1.4	7.3	1.6	0.5	1.1	11.9	22.4	19.9	3.8	58.0
Of which:
–Secured	0.1	1.0	0.9	0.4	1.1	3.5	18.6	11.3	1.1	34.5
–Unsecured	1.3	6.3	0.7	0.1	—	8.4	3.8	8.6	2.7	23.5
(1)95% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

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Santander UK Group Holdings plc 34
Term issuance
In H124, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total H124	Total H123
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	—	—	—	—	—	1.0
Subordinated debt and equity (inc. AT1)	0.4	—	—	—	0.4	0.3
	0.4	—	—	—	0.4	1.3
Santander UK plc
Securitisations and other secured funding	0.8	—	—	—	0.8	0.8
Covered bonds	1.3	—	2.6	0.2	4.1	1.5
Senior unsecured – privately placed	0.2	—	—	—	0.2	—
	2.3	—	2.6	0.2	5.1	2.3
Other group entities
Securitisations	—	—	—	—	—	0.5
Total gross issuances	2.7	—	2.6	0.2	5.5	4.1
Loan to deposit ratio
This table shows our customer loans, customer deposits and loan to deposit ratio (LDR) at 30 June 2024 and 31 December 2023, and the adjustments to reconcile the data to the balance sheet.

	30 June 2024			31 December 2023
	Customer loans	Customer deposits	LDR(2)	Customer loans	Customer deposits	LDR(2)
	£bn	£bn	%	£bn	£bn	%
Total customer loans and deposits(1)	201.7	188.0	107%	206.7	193.6	107%
Adjust for fair value loans, impairment loss allowances, accrued interest and other	5.0	1.8		4.5	1.5
Statutory loans and advances to customers and deposits by customers	206.7	189.8	109%	211.2	195.1	108%
(1) The customer loans and customer deposits numbers agree to the customer balances in the Balance sheet review section of the Financial review.
(2) Customer loans (Loans and advances to customers) divided by Customer deposits (Deposits by customers).
30 June 2024 compared to 31 December 2023
LDR remained broadly stable at 109% (2023: 108%), following further disciplined pricing actions, with mortgage lending down £4.4bn and customer deposits down £5.6bn.
Encumbrance
Encumbrance of customer loans and advances
We issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of
England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 26 to the Consolidated Financial Statements in the 2023 Annual Report.
30 June 2024 compared to 31 December 2023
Our level of encumbrance from external and internal issuance of securitisations and covered bonds increased in H124 to £33.2bn (2023: £27.9bn). For more, see Note 14 to the Consolidated Financial Statements in the 2023 Annual Report and Note 10 to the Condensed Consolidated Interim Financial Statements.

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Santander UK Group Holdings plc 35
Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations.
Capital risk management
In H124, there were no significant changes in the way we manage capital risk as described in the 2023 Annual Report.
Capital risk review
In this section, we analyse our capital resources and key capital ratios.
Key metrics CET1 capital ratio of 15.2% (2023: 15.2%) Total qualifying regulatory capital of £14.5bn (2023: £14.8bn) UK leverage ratio (T1 capital) of 4.9% (2023: 5.1%)
CAPITAL RISK REVIEW
Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the current and expected future regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical
Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII) at the level of the RFB Group.
Bank of England stress testing
The latest Bank of England stress test was released in 2023, results of which were published in the 2023 Annual Report. The next test is expected in 2025.
Headroom of our CET1 capital ratio to our current MDA trigger level at 30 June 2024
At 30 June 2024, the headroom of our CET1 capital ratio of 15.2% to our 7% AT1 permanent write down (PWD) securities trigger was 8.2% of total RWAs or
£5.6bn (2023: 8.2% of total RWAs or £5.7bn).
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 30 June 2024 was:

Minimum
%
Pillar 1	4.5
Pillar 2A(1)	2.3
Capital conservation buffer	2.5
Countercyclical capital buffer	2.0
Current MDA trigger	11.3
Headroom	3.9
CET1 capital ratio	15.2
(1) Santander UK's Pillar 2 requirement was 4.1% at 30 June 2024, Pillar 2A guidance is a point in time assessment.
Significant headroom to minimum capital requirements and MDA
We remain very strongly capitalised with significant headroom to minimum requirements and MDA.
Key capital ratios

	30 June 2024	31 December 2023
	%	%
CET1 capital ratio	15.2	15.2
AT1	3.1	3.2
Tier 2	3.0	3.0
Total capital ratio	21.3	21.4
The total subordination available to Santander UK plc senior unsecured bondholders was 21.3% (2023: 21.5%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.21% (H123: 0.30%).
Summarised change in CET1 capital ratio

	Change	CET1 Capital ratio
	pp	%
1 January 2024		15.2
Profit	+0.9
Dividends and AT1 coupons	-0.9
Expected loss less provisions and pension	-0.2
RWA growth and other	+0.2
30 June 2024		15.2
30 June 2024 compared to 31 December 2023
The CET1 capital ratio remained stable at 15.2%, following interim dividends paid in H124.

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Santander UK Group Holdings plc 36
Regulatory capital resources
This table shows our qualifying regulatory capital:

	30 June 2024	31 December 2023
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	5,889	6,047
– Accumulated other reserves	(578)	(337)
CET1 capital before regulatory adjustments	12,371	12,770
CET1 regulatory adjustments:
– Additional value adjustments	(17)	(15)
– Goodwill (net of tax)	(1,127)	(1,129)
– Other intangibles	(321)	(349)
– Fair value reserves related to gains or losses on cash flow hedges	580	335
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(671)	(595)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(5)	(14)
– Defined benefit pension fund assets	(448)	(520)
– Dividend accrual	(2)	(3)
– IFRS 9 Transitional Adjustment	15	44
CET1 capital	10,375	10,524
AT1 capital instruments:
– Capital instruments	2,100	2,196
AT1 capital	2,100	2,196
Tier 1 capital	12,475	12,720
Tier 2 capital instruments:
– Capital instruments	2,209	2,193
– Amount of qualifying items subject to phase out from Tier 2	188	193
– Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(362)	(331)
Tier 2 capital	2,035	2,055
Total regulatory capital	14,510	14,775
30 June 2024 compared to 31 December 2023
We paid £556m interim dividends (2023: £1.5bn).
Movements in regulatory capital

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2024	10,524	2,196	2,055	14,775
–Retained earnings	(158)	—	—	(158)
–Other reserves	(241)	—	—	(241)
–Additional value adjustments	(2)	—	—	(2)
–Goodwill (net of tax)	2	—	—	2
–Other intangibles	28	—	—	28
–Fair value reserves related to gains and losses on cash flow hedges	245	—	—	245
–Negative amounts resulting from the calculation of regulatory expected loss amounts	(76)	—	—	(76)
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	9	—	—	9
–Defined benefit pension fund assets	72	—	—	72
–Dividend Accrual	1	—	—	1
–Capital instruments	—	(96)	16	(80)
–IFRS 9 Transitional Adjustment	(29)	—	—	(29)
–Amount of qualifying items subject to phase out from Tier 2	—	—	(5)	(5)
–Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	—	—	(31)	(31)
At 30 June 2024	10,375	2,100	2,035	14,510
MREL recapitalisation
At 30 June 2024, we had outstanding £9.9bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains at 4.1% and is calculated using RWA, leverage exposures and exchange rates at 30 June 2024. Based on this set of assumptions, our MREL requirements are driven by our leverage exposure. Santander UK’s indicative
MREL requirements including combined buffer requirements are currently circa £20bn from 31 December 2022.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group
Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.

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Santander UK Group Holdings plc 37
Risk-weighted assets
The tables below are consistent with our regulatory filings for 30 June 2024 and 31 December 2023.

	30 June 2024	31 December 2023
RWAs by risk	£bn	£bn
Credit risk	59.4	60.2
Counterparty risk	0.7	0.7
Market risk	0.4	0.4
Operational risk	7.8	7.8
	68.3	69.1

	30 June 2024	31 December 2023
RWAs by segment	£bn	£bn
Retail & Business Banking	43.2	43.2
– Mortgages	32.8	32.8
– EDB	10.4	10.4
Consumer Finance	7.5	7.4
Corporate & Commercial Banking	12.9	13.6
Corporate Centre	4.7	4.9
	68.3	69.1
Movements in RWAs by risk:

	Credit/ counterparty risk	Market risk	Operational risk	Total
	£bn	£bn	£bn	£bn
At 1 January 2024	60.9	0.4	7.8	69.1
Asset size	0.4	—	—	0.4
Other	(1.2)	—	—	(1.2)
At 30 June 2024	60.1	0.4	7.8	68.3
30 June 2024 compared to 31 December 2023
RWAs decreased slightly, following active balance sheet management.
We completed a Significant Risk Transfer securitisation transaction covering a portfolio of CCB corporate and commercial real estate exposures. Further risk reduction transactions will be considered to manage risk exposure and RWA levels.

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Santander UK Group Holdings plc 38
Regulatory leverage

	30 June 2024	31 December 2023
	£m	£m
Regulatory exposure	251,350	247,214
End-point Tier 1 capital(1)	12,417	12,533
UK leverage ratio	4.9%	5.1%
BBLS lending excluded from leverage exposure	(1,494)	(1,828)
(1)Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	30 June 2024	31 December 2023
	£m	£m
Total assets per the Consolidated Balance Sheet	271,445	282,083
Derivatives netting and potential future exposure	(134)	(252)
Securities financing current exposure add-on	564	778
Removal of IFRS netting	724	805
Removal of qualifying central bank claims	(31,516)	(42,351)
Commitments calculated in accordance with Basel Committee Leverage Framework	10,741	7,275
CET1 regulatory adjustments	(474)	(1,124)
	251,350	247,214
30 June 2024 compared to 31 December 2023
The UK leverage ratio of 4.9% (2023: 5.1%) is well above minimum requirements. UK leverage exposure increased slightly to £251.4bn (2023: £247.2bn) due to optimisation of liquid assets.
Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under
CRD IV at 30 June 2024 and 31 December 2023, and movements in the period, were as follows:

	30 June 2024	31 December 2023
	£m	£m
At 1 January	4,315	4,307
Dividends approved:
–AT1 Capital Securities	(72)	(133)
–Tax on above item	14	25
–Ordinary shares	(556)	(1,538)
Dividends receivable:
–Investment in AT1 Capital Securities	66	123
–Tax on above item	(13)	(23)
–Investment in ordinary shares of subsidiary	558	1,562
Other income statement items (Company)	(4)	(8)
At period end	4,308	4,315

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Santander UK Group Holdings plc 39
Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Market risk management
In H124, there were no significant changes in the way we manage market risk as described in the 2023 Annual Report.
Market risk review
In this section, we analyse our key banking and trading market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was
£122m and to ‑100bps was £(122)m (2023: £218m and
£(220)m).
Economic Value of Equity (EVE) sensitivity to +100bps
was £(625)m and to ‑100bps was £601m (2023: £(303)m
and £267m).

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve at 30 June
2024 and 31 December 2023. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	30 June 2024		31 December 2023
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity(1)	122	(122)	218	(220)
EVE sensitivity	(625)	601	(303)	267
(1) Based on modelling assumptions of repricing behaviour.
30 June 2024 compared to 31 December 2023
In H124, we continued to actively manage the structural position in line with non-rate sensitive liabilities in order to manage interest rate risk.
NII sensitivity is adversely exposed to down shock-scenarios driven by margin compression of core liabilities, offset by the structural position. EVE sensitivity is adversely exposed to rising interest rate scenarios. In H124 EVE sensitivity increased and NII sensitivity decreased mainly reflecting the overall increase in the structural position relative to non-rate sensitive liabilities.
TRADED MARKET RISK REVIEW
30 June 2024 compared to 31 December 2023
In H124, there were no significant changes to our traded market risk exposures in the Santander UK plc group. The Internal VaR for exposure to traded market risk at 30 June 2024 was less than £1m (2023: less than £1m).
Structural hedge evolution
Santander UK plc’s structural hedge position increased, with c.£114.0 bn at 30 June 2024 (Dec-23: c.£106.0 bn), and duration of c.2.5 years (Dec-23: c.2.4 years). We are well positioned for expected bank rate reductions.
The overall contribution to income has increased as maturities were replaced with higher yielding term assets. Over the medium term, we expect the overall contribution of the structural hedge to stabilise.

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Santander UK Group Holdings plc 40
Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
Pension risk management
In H124, there were no significant changes in the way we manage pension risk as described in the 2023 Annual Report.
Pension risk review
In this section, we give an update on key movements in pension risk profile in H124.
Key metrics Funding Deficit at Risk was £860m (2023: £980m) Funded defined benefit pension scheme accounting surplus was £622m (2023: £723m)
PENSION RISK REVIEW
30 June 2024 compared to 31 December 2023
The underlying level of risk in the Scheme reduced during H124, primarily driven by increased interest and inflation hedging and the continuing disposals of illiquid assets, including the sale of some private equity assets.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At
30 June 2024, the Funding Deficit at Risk decreased to £860m (2023: £980m), mainly due to the hedging noted above with the interest rate hedge ratio at 98%
(2023: 89%) and the inflation hedge ratio at 97% (2023: 82%) on a funding basis.
The impact from variations in the IAS 19 position on CET1 capital was not significant in H124. For more on the impact of our defined benefit schemes on capital, see the 'Capital risk' section.
In H124, we adopted a new version of the model that we use to set the IAS19 discount rate. The updated model is based on an expanded data set which is expected to improve the stability of the model. We also updated the mortality improvement assumption we use to value the floating leg of the longevity swap following a mortality basis review carried out by the insurer and the Trustee.
Accounting position
The accounting position deteriorated in H124. The Scheme sections in surplus had an aggregate surplus of £622m at 30 June 2024 (2023: £723m) while there was one section which had a deficit of £6m (2023: £41m). The overall funded position was a £616m surplus (2023: £682m surplus). We reported unfunded liabilities of £24m at 30 June 2024 (2023: £25m). A number of factors caused the position to deteriorate over H124, with notable drivers being rises in gilt yields reducing the value of the assets; a reduction in the value of the longevity swap following a change in the mortality assumption used to value the floating leg; some decreases in return seeking asset values; and deterioration caused by pension increases being higher than expected based on our assumptions. These factors were partially offset by a fall in the liability value, driven by the rise in the gilt yields and an increase in credit spreads, deficit contributions paid over the period, and a change in Scheme actuarial factors following a review by the Trustee. There remains considerable market uncertainty and our position could change materially over a short period.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 23 to the Condensed Consolidated Interim Financial
Statements.

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Santander UK Group Holdings plc 41
Strategic and business risk

Overview
Strategic and business risk is the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation; an inability to adapt to external developments that impact the long-term interests of our key stakeholders.
Strategic and business risk management
In H124, there were no significant changes in the way we manage strategic and business risk as described in the 2023 Annual Report.
Strategic and business risk review
In this section, we give an update on key movements in strategic and business risk in H124.

STRATEGIC AND BUSINESS RISK REVIEW
30 June 2024 compared to 31 December 2023
We are in a constantly changing environment, and this impacts the way we do business. The geopolitical uncertainty continued due to the ongoing conflicts in
Ukraine and in the Middle East, as well as the outcomes of significant elections around the world. This slowed the pace of economic recovery. We managed our balance sheet in a higher for longer interest rate environment and continued to simplify our operating model, which supports the transformation of our organisation. We proactively reached out to our customers and gave them financial support where needed. We also helped our customers manage their finances by providing them with multiple planning tools and financial health checks.
Our business model is focused on building customer loyalty, through being digital first with a human touch. We made progress in executing our transformation programme with a key focus on improving customer experience, simplifying our products, digitalisation, automation and consolidation of platforms by leveraging the Group’s common platforms. We continued to prioritise our customers’ needs, underlining our commitment to Consumer Duty.
Our climate ambitions and commitment to managing climate-related impacts are strategically important to our business. So far, we raised and facilitated £15bn of
Green Finance against our 2025 target of £20bn. Aligned to our commitment to support our customers, we launched three test and learn propositions. These are a smart heating controls partnership with Tado, a solar partnership with Octopus and an enhanced EPC offering with Vibrant to support our mortgage customers to decarbonise their homes.
Competitive pressures continued in H124, and we saw a renewed focus on Mergers and Acquisition activity with several relevant transactions in the UK banking market in recent months. We remained competitive by launching new products such as our Edge Credit Card which offers cashback, 95% loan to value mortgages for new builds and an improved mobile app for all our retail customers. We grew our business and corporate customers and gave them connections to our global network to support their ambitions of overseas expansion. We continued to invest in our technology to provide a high-quality customer experience.
Overall, we remain focused on securing good customer outcomes, improving efficiency, and building a responsible and sustainable business, while continuing to progress with our agenda to tackle climate change. This will allow us to meet the changing needs of our customers and deliver improved returns over the long-
term.
Reputational risk

Overview
Reputational risk is the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.
Reputational risk management
In H124, there were no significant changes in the way we manage reputational risk as described in the 2023 Annual Report.
Reputational risk review
In this section, we provide an update on key movements in reputational risk in H124.

REPUTATIONAL RISK REVIEW
30 June 2024 compared to 31 December 2023
In H124, our key reputational risks arose from prolonged cost of living pressures and a changing political landscape. To manage this, we regularly and proactively shared information with key external stakeholders on the actions we took to support customers, colleagues and communities. Particular areas of external focus included our support for customers facing financial difficulties and for mortgage holders.
We also faced significant scrutiny from the UK media on financial crime. To manage this, we responded promptly to enquiries and increased our engagement with key journalists to proactively set our position.
We faced significant reputational risks arising from the Santander global data breach, even though the breach had no material effect on Santander UK. To manage this, we worked closely with colleagues across the Group to develop communications for both external and internal audiences in order to mitigate risks.

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Santander UK Group Holdings plc 42
Operational risk

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events.
Operational risk management
In H124, there were no significant changes in the way we manage operational risk as described in the 2023 Annual Report.
Operational risk review
In this section, we give an update on key movements in operational risk in H124.
Key metrics Operational risk losses (over £10,000) reduced by 45% compared to H123.
OPERATIONAL RISK REVIEW
30 June 2024 compared to 31 December 2023
Operational risk event losses
H124 losses remained within our risk appetite. We did not experience any material (greater than £10m) operational risk losses, with the exception of overall fraud losses. We continued to maintain provisions to cover customer remediation programmes and their associated costs.
Business disruption
We continued to address the vulnerabilities identified as part of complying with the Operational Resilience regulatory requirements by March 2025, as described in the 2023 Annual Report. This included embedding resilience through our business disruption response, including communication to our customers and stakeholders. We continued acting on lessons learned from the analysis of live events and severe but plausible scenario tests. We progressed implementation of a target operating model to support operational resilience. The Board approved our last annual operational resilience self-assessment in March 2024 and regularly monitors our progress on enhancing all our operational resilience capabilities.
Cybersecurity
Information and cybersecurity remain a key focus. In H124 we experienced a reportable data breach at one of our suppliers affecting staff personal information.
We also responded to a number of other third-party incidents that did not result in notable impacts. We continued to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We continued to see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and we expect this trend to remain. We continued to invest in the right skills and resources to manage data and cyber risks, and constantly monitor cyber threats, including those from the geopolitical environment.
Data management
In H124, we continued to monitor and mitigate data risk through enhanced governance structures and processes. The key focus is on continuing to build a strong data foundation for the future by prioritising the critical data universe, supported by a new operating model including business process ownership with enhanced focus on end-to-end controls. Our multiyear data programme is delivering in line with the data strategy driven by the Chief Data Officer, with a renewed focus on improving the quality and architecture of the key data underpinning our critical business and regulatory processes.
Fraud
Fraud risk losses remain a material driver of our operational risk loss position, in line with the wider UK financial services industry. Social engineering techniques used by fraudsters are a significant threat to customers and are outside of our controls. Authorised Push Payment (APP) fraud is our largest fraud type, and we focus on preventative measures in response to increasing fraud attacks. In H124, we continued to enhance our preventative capabilities and our controls, including further changes to our dynamic 'scam warnings' in our online banking payment process. We continued to focus on customer education, and a key part of our strategy is presenting customers with tailored questions and warnings specific to their payment journey. We also played a collaborative role in fraud management with industry partners, through UK Finance and Stop Scams UK, alongside our customer awareness campaigns on the most common fraud scams.
IT
The importance of IT remains at the centre of our activities and we continued to progress a bank-wide programme to address key risks in our IT estate, including increasing obsolescence, partly due to the fast pace of technological evolution. We expect the programme to deliver risk reduction over a two-year period and we closely monitor improvements.
Legal
Our legal risk profile remained heightened but broadly stable in H124, reflecting the number and value of legal risks that we continue to manage. We continued to evaluate and respond to the evolving legal and regulatory environment, including the implementation of the Consumer Duty in relation to off-sale products, the introduction of the access to cash regime and APP fraud mandatory reimbursement regime under the Financial Services and Markets Act 2023 and the Digital
Markets, Competition and Consumer Act 2024. We expect the new government will introduce new legislation that is likely to impact the Santander UK group’s business. We made substantial progress to align material third party contracts to PRA Supervisory Statement 2/21 and to enable international data transfers in line with the Schrems II judgement. While litigated PPI claim volumes remained stable, we continued to prepare for the trial in March 2025 of the on-going large scale complex PPI related litigation brought by AXA and to respond to initiatives by claimant law firms to re-open cases subject to the FCA redress regime for PPI complaints. Litigation, FOS complaints and the FCA review relating to historical motor finance discretionary commission arrangements remained an area of focus. There were no material developments in H124 in relation to the German criminal and tax investigation relating to historical dividend tax arbitrage transactions. We continued to manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and unaffordable lending. For more, see Note 24 to the Condensed Consolidated Interim Financial Statements.
People
People risk continues to be affected by changes in our operating models and the execution of our strategies. We continued to adapt and respond to these risks;
in particular, the risks associated with the phased relocation of our Head Office to Unity Place in Milton Keynes, which are under close monitoring and management. H124 continued to show lower levels of wellbeing-related absence. Attrition rates stabilised after periods of successive rises in 2022 reflecting the buoyant job market. We continued to advocate hybrid working and encourage colleagues to attend our offices regularly. We also give support in response to the impact of external economic factors on some colleagues.

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Outsourcing and third party supplier
We continued to rely extensively on third parties for a range of goods and services, provided by both Banco Santander and external suppliers. In H124, we reassessed our major suppliers against a revised set of controls and implemented new metrics to manage our risk exposure.
Transformation and change
We continued our transformation to simplify, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model. This includes delivery against a broad transformation agenda with focus on cloud migration, further digitalisation and managing obsolescence. We are also focusing on ensuring transformation and change is safely and sustainably transitioned into business as usual without unacceptable impact on our risk profile underpinning strategic decisions.

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Santander UK Group Holdings plc 44
Financial crime risk

Overview
Financial crime (FC) risk is the risk that we are used to further financial crime, including money laundering, terrorist financing, sanctions evasion, bribery and corruption, and the facilitation of tax evasion.
Financial crime risk management
In H124, there were no significant changes in the way we manage financial crime risk as described in the 2023 Annual Report.
Financial crime risk review
In this section, we give an update on key developments in financial crime risk in H124.

FINANCIAL CRIME RISK REVIEW
30 June 2024 compared to 31 December 2023
We take our financial crime responsibilities extremely seriously. Protecting the communities we serve from the social and economic impacts of financial crime remains a top priority. The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and ever-
changing criminal methods influencing the risks we face. In H124, we:
–Continued maturing our financial crime oversight capabilities and our FC Centre of Excellence operations, to further integrate financial crime risk management operations across the business.
–Maintained Board and Senior management focus on the management of financial crime risk as one of our top priorities, including through the Executive
Economic Crime Committee.
–Updated our financial crime policies and standards to reflect the latest external requirements and best practice, and to align with Banco Santander policy requirements. We supported business areas with implementation guidance.
–Continuously reviewed our operations and processes to maintain appropriate responses to the fluidity and complexity of global sanctions regimes, deploying supplemental technology in our screening processes.
–Continued efforts to simplify and digitise customer due diligence processes for new and existing customers.
–Introduced additional Transaction Monitoring Technology to increase the tools available to us to fight against modern slavery and human trafficking.
–Improved the data we hold for our customers through our remediation programme.
–Continued working with the Banco Santander Group to collaborate in sharing best practice and exploring opportunities to leverage its platforms and technologies.
–Continued to play an active role across the public-private partnerships, working closely with government, trade bodies and industry on issues that may impact our Financial Crime Compliance capabilities. This included extensive work across the sanctions portfolio, such as raising awareness across the Santander UK group and joint work with the UK Government on identifying new risks and sanctions evasion methodologies. It also included horizon scanning and engagement on ongoing and forthcoming legislation and on emerging jurisdictional and sectoral risks we face.
–Took part in external engagements and responded to key consultations, such as the HM Treasury AML Supervisory Reform and the Money Laundering
Regulations, and various Financial Action Task Force consultations.
–Continued engaging externally on critical strategic public sector documents, such as the implementation of the Economic Crime Plan 2 and Fraud Strategy,
forthcoming publications including the new UK National Risk Assessment, and ongoing work on system prioritisation within the economic crime ecosystem.
Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately. These potential adverse consequences can lead to reputational damage, regulatory non-compliance, a deterioration in prudential position, or financial losses.
Model risk management
In H124, there were no significant changes in the way we manage model risk as described in the 2023 Annual Report.
Model risk review
In this section, we give an update on key developments in model risk in H124.

MODEL RISK REVIEW
30 June 2024 compared to 31 December 2023
We maintain a risk-based approach to management and control, focusing on model monitoring and independent model reviews of our more material models, such as those for credit losses and those with defined regulatory standards.
We continued work to fully embed requirements relating to the regulations introduced by the PRA in 2023 (Supervisory Statement SS1/23) that increased focus on model risk management across the industry. We carried on developing our regulatory model suite in line with supervisory expectations, focusing on capital adequacy. In H124, we implemented new impairment models for Retail Mortgages and CCB to embed long standing JAs into the models.
As part of our ESG commitment and the overall industry focus, we continued to develop our internal risk models that consider climate change risk factors with longer forecast horizons. We intend to increase internal climate change risk expertise to reduce reliance on our external providers and to continue evolving the models. This allows us to future proof capabilities for future regulation.
As the use of AI tools is increasing within the industry, we continued to develop a robust control environment to support these tools.

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Santander UK Group Holdings plc 45
Conduct and regulatory risk

Overview
We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.
Conduct and regulatory risk management
In H124, there were no significant changes in the way we manage conduct and regulatory risk as described in the 2023 Annual Report.
Conduct and regulatory risk review
In this section, we give an update on key developments in conduct and regulatory risk in H124.
Key metrics Customer remediation provision was £73m (2023: £106m) Litigation and other regulatory provision was £104m (2023: £132m)
CONDUCT AND REGULATORY RISK REVIEW
30 June 2024 compared to 31 December 2023
The Conduct and Regulatory environment continues to see a demanding agenda. To fully consider customer and conduct impacts across our business, our customers remain at the centre of our culture and purpose. We monitor and regularly review our customers' experiences and take action to ensure they receive good outcomes.
As part of this, we:
–Continued to proactively contact customers who may be at risk of experiencing early signs of financial stress, to try and help them avoid longer term financial difficulty by referring them to internal and external sources of assistance alongside ongoing customer engagement and support plans.
–Continued to focus on providing financial support for business customers. We continued to further evolve our Financial Support team and support to SMEs, with increased investment in people and IT to ensure we continue to drive good outcomes for customers and can tailor help to our customers, whilst managing the increased inflow of customers affected by cost of living pressures.
–Delivered a significant number of enhancements of our products and services across the business and support areas to align to the Consumer Duty requirements. These include improving the clarity and understanding of communications, simplifying and digitising customer journeys, and adjusting fees and charges in light of the new fair value requirements. In addition, we have designed, enhanced and implemented the necessary capabilities, processes and tools to further evolve our monitoring and delivery of good customer outcomes.
–Continued to actively participate in schemes to ensure the long-term future of access to cash, including supporting the set-up of shared banking hubs and wider engagement with LINK and industry partners.
–Assessed ongoing and new policy areas in the FCA's 2024/25 Business Plan. The FCA's key focus continues to be on reducing and preventing serious consumer harm; setting and testing higher standards; and promoting competition and positive change. We continued to address these in our controls, product and service processes and frameworks, to adapt in line with the evolution of a digital economy.
–Actively worked with the PSR, UK Finance, Pay.UK and other industry partners, on the PSR’s upcoming Mandatory Reimbursement regulations which comes into force in October 2024. Our focus is ensuring consistent standards can be agreed across the industry whilst also ensuring our operational environment will be ready for the implementation date and we are able to meet our obligations.
Like all UK banks, we continued to see a demanding regulatory agenda focused on consumer outcomes and customer vulnerability, including Consumer Duty.
We continued to evaluate the evolving regulatory environment, particularly given the Financial Services and Markets Act. Conduct risks will likely continue to rise in the near and medium-term, as banks deal with increasing numbers of personal and business borrowers who are impacted by the rising cost of living under the
Consumer Duty framework.
When we implement change, we focus on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity.
We also remain committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us. Our data protection policy and processes reflect current data protection laws and regulations, and all employees, businesses and third-party suppliers are required to comply with them.
For key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 22 to the Condensed Consolidated Interim Financial Statements. For more on our contingent liabilities, see Note 24 to the
Condensed Consolidated Interim Financial Statements.

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Santander UK Group Holdings plc 48
Condensed Consolidated Income Statement (unaudited)
For the half year to

		30 June 2024	30 June 2023
	Notes	£m	£m
Interest and similar income		6,414	5,454
Interest expense and similar charges		(4,309)	(3,093)
Net interest income		2,105	2,361
Fee and commission income		368	400
Fee and commission expense		(243)	(252)
Net fee and commission income		125	148
Other operating income		71	149
Total operating income		2,301	2,658
Operating expenses before credit impairment charges, provisions and charges	3	(1,294)	(1,232)
Credit impairment charges	4	(60)	(105)
Provisions for other liabilities and charges	4	(143)	(148)
Total credit impairment charges, provisions and charges		(203)	(253)
Profit before tax		804	1,173
Tax on profit	5	(207)	(315)
Profit after tax		597	858

Attributable to:
Equity holders of the parent		597	858
Profit after tax		597	858
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Santander UK Group Holdings plc 49
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the half year to

	30 June 2024	30 June 2023
	£m	£m
Profit after tax	597	858
Other comprehensive (expense)/income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value	(29)	(12)
- Income statement transfers	39	8
- Taxation	(3)	1
	7	(3)
Cash flow hedges:
- Effective portion of changes in fair value	(408)	(1,262)
- Income statement transfers	64	1,190
- Taxation	96	20
	(248)	(52)
Net other comprehensive expense that may be reclassified to profit or loss subsequently	(241)	(55)
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	(159)	(160)
- Taxation	45	45
	(114)	(115)
Own credit adjustment:
- Change in fair value	(11)	(7)
- Taxation	3	2
	(8)	(5)
Net other comprehensive expense that will not be reclassified to profit or loss subsequently	(122)	(120)
Total other comprehensive expense net of tax	(363)	(175)
Total comprehensive income	234	683

Attributable to:
Equity holders of the parent	234	683
Total comprehensive income	234	683
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Santander UK Group Holdings plc 50
Condensed Consolidated Balance Sheet (unaudited)
At 30 June 2024

		30 June 2024	31 December 2023
	Notes	£m	£m
Assets
Cash and balances at central banks		30,022	40,523
Derivative financial instruments	7	1,178	1,472
Other financial assets at fair value through profit or loss	8	569	602
Loans and advances to customers	9	206,679	211,222
Loans and advances to banks		1,105	1,216
Reverse repurchase agreements - non-trading	11	15,319	12,468
Other financial assets at amortised cost	12	1,744	152
Macro hedge of interest rate risk		(1,033)	(630)
Financial assets at fair value through other comprehensive income		8,618	8,481
Interests in other entities	13	266	245
Intangible assets	14	1,521	1,548
Property, plant and equipment	15	1,475	1,512
Current tax assets	5	582	507
Retirement benefit assets	23	622	723
Other assets		2,765	2,029
Assets held for sale	29	13	13
Total assets		271,445	282,083
Liabilities
Derivative financial instruments	7	762	891
Other financial liabilities at fair value through profit or loss	16	973	899
Deposits by customers	17	189,847	195,149
Deposits by banks	18	16,541	20,357
Repurchase agreements - non-trading	19	6,623	8,411
Debt securities in issue	20	35,914	35,778
Subordinated liabilities	21	2,397	2,386
Macro hedge of interest rate risk		52	86
Other liabilities		3,297	2,501
Provisions	22	381	405
Deferred tax liabilities	5	157	188
Retirement benefit obligations	23	30	66
Total liabilities		256,974	267,117
Equity
Share capital		7,060	7,060
Other equity instruments	25	2,100	2,196
Retained earnings		5,889	6,047
Other reserves		(578)	(337)
Total equity		14,471	14,966
Total liabilities and equity		271,445	282,083
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on 8 August 2024 and signed on its behalf by:

Mike Regnier	Angel Santodomingo
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

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Santander UK Group Holdings plc 51
Condensed Consolidated Cash Flow Statement (unaudited)
For the half year to

	30 June 2024	30 June 2023
	£m	£m
Cash flows from operating activities
Profit before tax	804	1,173

Adjustments for:
Non-cash items included in profit	320	1,407
Change in operating assets	4,888	8,163
Change in operating liabilities	(10,210)	(8,074)
Corporation taxes paid	(172)	(296)
Effects of exchange rate differences	151	(1,340)
Net cash flows from operating activities	(4,219)	1,033
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(179)	(241)
Proceeds from sale of property, plant and equipment and intangible assets	89	78
Purchase of financial assets at amortised cost and financial assets at FVOCI	(7,017)	(3,417)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	4,875	2,088
Net cash flows from investing activities	(2,232)	(1,492)
Cash flows from financing activities
Issue of other equity instruments	400	—
Issue of debt securities and subordinated notes	5,131	3,353
Issuance costs of debt securities and subordinated notes	(14)	(10)
Repayment of debt securities and subordinated notes	(4,838)	(3,097)
Repurchase of other equity instruments	(500)	—
Dividends paid on ordinary shares	(556)	(414)
Dividends paid on other equity instruments	(72)	(67)
Principal elements of lease payments	(20)	(35)
Net cash flows from financing activities	(469)	(270)
Change in cash and cash equivalents	(6,920)	(729)
Cash and cash equivalents at beginning of the period	44,931	48,945
Effects of exchange rate changes on cash and cash equivalents	(15)	(199)
Cash and cash equivalents at the end of the period	37,996	48,017

Cash and cash equivalents consist of:
Cash and balances at central banks	30,022	42,523
Less: restricted balances	(1,330)	(2,095)
	28,692	40,428
Other cash equivalents: Loans and advances to banks - Non-trading	908	940
Other cash equivalents: Reverse repurchase agreements	8,396	6,649
Cash and cash equivalents at the end of the period	37,996	48,017
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Santander UK Group Holdings plc 52
Condensed Consolidated Statement of Changes in Equity (unaudited)
For the half year to

			Other reserves
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
							Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	7,060	2,196	(5)	(334)	2	6,047	14,966
Profit after tax	—	—	—	—	—	597	597
Other comprehensive income/(expense), net of tax:
- Fair value reserve (debt instruments)	—	—	7	—	—	—	7
- Cash flow hedges	—	—	—	(248)	—	—	(248)
- Pension remeasurement	—	—	—	—	—	(114)	(114)
- Own credit adjustment	—	—	—	—	—	(8)	(8)
Total other comprehensive income/(expense)	—	—	7	(248)	—	(122)	(363)
Total comprehensive income/(expense)	—	—	7	(248)	—	475	234
Issue of other equity instruments	—	400	—	—	—	—	400
Repurchase of other equity instruments	—	(496)	—	—	—	(4)	(500)
Other	—	—	—	—	—	(1)	(1)
Dividends on ordinary shares	—	—	—	—	—	(556)	(556)
Dividends on other equity instruments	—	—	—	—	—	(72)	(72)
At 30 June 2024	7,060	2,100	2	(582)	2	5,889	14,471

At 1 January 2023	7,060	2,196	6	(1,116)	2	6,563	14,711
Profit after tax	—	—	—	—	—	858	858
Other comprehensive expense, net of tax:
- Fair value reserve (debt instruments)	—	—	(3)	—	—	—	(3)
- Cash flow hedges	—	—	—	(52)	—	—	(52)
- Pension remeasurement	—	—	—	—	—	(115)	(115)
- Own credit adjustment	—	—	—	—	—	(5)	(5)
Total other comprehensive expense	—	—	(3)	(52)	—	(120)	(175)
Total comprehensive (expense)/income	—	—	(3)	(52)	—	738	683
Dividends on ordinary shares	—	—	—	—	—	(414)	(414)
Dividends on other equity instruments	—	—	—	—	—	(67)	(67)
At 30 June 2023	7,060	2,196	3	(1,168)	2	6,820	14,913
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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1. ACCOUNTING POLICIES
The financial information in these Condensed Consolidated Interim Financial Statements is unaudited and does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2023 have been delivered to the Registrar of Companies.
The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim Financial
Reporting', as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules
sourcebook of the UK's Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its
subsidiaries (collectively Santander UK or the Santander UK group) for the year ended 31 December 2023 which were prepared in accordance with UK-adopted
International Accounting Standards (IAS). Those consolidated financial statements were also prepared in accordance with International Financial Reporting
Standards (IFRS) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, as there were no applicable differences from
IFRS as issued by the IASB for the periods presented.
The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2023 Annual Report.
Future accounting developments
The IASB issued the following new/amended accounting standards which are not yet effective and have not been endorsed for use in the UK:
–Effective 1 January 2026: ‘Amendments to the Classification and Measurement of Financial Instruments’ (Amendments to IFRS 9 ‘Financial Instruments’ and
IFRS 7 ‘Financial Instruments: Disclosures’) - the amendments set out changes to settling financial liabilities using an electronic payment system, assessing contractual cash flow characteristics of financial assets including those with environmental, social and governance (ESG)-linked features and requiring additional disclosures for certain financial instruments.
–Effective 1 January 2027: IFRS 18 ‘Presentation and Disclosure in Financial Statements’ – the new standard will replace IAS 1 ‘Presentation of Financial
Statements’ and introduces changes to the categories for classifying income and expenses and subtotals presented in the income statement and new or amended disclosures in respect of management-defined performance measures and specified expenses by nature.
The Santander UK group is assessing these new/amended accounting standards to determine the potential impacts on the financial statements when they become effective or if they are otherwise earlier adopted when available.
Going concern
In light of geopolitical and economic uncertainty, the Directors updated their going concern assessment in preparing these Condensed Consolidated Interim
Financial Statements. In making their going concern assessment, the Directors considered a wide range of information that included Santander UK's long term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments.
After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date of this report and, therefore, having reassessed the principal risks and uncertainties, the Directors consider it appropriate for the
Condensed Consolidated Interim Financial Statements to be prepared on a going concern basis.
Critical judgements and accounting estimates
The preparation of Santander UK's condensed consolidated financial statements in accordance with IFRS requires management to make judgements and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
There has been no change in the inherent sensitivity of the areas of judgement in the period. Management have considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
The significant judgements, apart from those involving estimation, made by management in applying Santander UK's accounting policies in these financial statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to Santander UK's results and financial position, are as follows:
a) Credit impairment allowance

Key judgements	–Determining an appropriate definition of default
–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining the need for any judgemental adjustments
–Determining the need to assess corporate Stage 3 exposures individually
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
For more on each of these key judgements and estimates, see 'Critical judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk –
credit risk management’ section of the Risk review in the 2023 Annual Report.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

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b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 22 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, and Plevin related litigation. Note 24 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows. It includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in
German dividend tax arbitrage transactions. It also includes disclosure relating to the historical use of discretionary commission arrangements by Santander
Consumer (UK) plc.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 22 and 24.
c) Retirement benefit plans

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 23.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 23.
The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to support the values obtained in respect of these assets represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill

Key judgements:	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
–Identifying the indicators of potential impairment
Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
For more on each of these key judgements and estimates, see Note 14.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20 to the Consolidated Financial Statements in the 2023 Annual Report.

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Santander UK Group Holdings plc 55
2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies. Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.
Results by segment
For the half year to

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2024	£m	£m	£m	£m	£m
Net interest income/(expense)	1,689	74	383	(41)	2,105
Non-interest income/(expense)	60	83	67	(14)	196
Total operating income/(expense)	1,749	157	450	(55)	2,301
Operating expenses before credit impairment charges, provisions and charges	(1,001)	(77)	(205)	(11)	(1,294)
Credit impairment charges	(49)	(8)	(3)	—	(60)
Provisions for other liabilities and charges	(98)	(15)	(18)	(12)	(143)
Total credit impairment charges, provisions and charges	(147)	(23)	(21)	(12)	(203)
Profit/(loss) before tax	601	57	224	(78)	804

Revenue/(expense) from external customers	1,724	360	264	(47)	2,301
Inter-segment revenue/(expense)	25	(203)	186	(8)	—
Total operating income/(expense)	1,749	157	450	(55)	2,301

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	212	—	26	—	238
–Insurance, protection and investments	25	—	—	—	25
–Credit cards	45	—	—	—	45
–Non-banking and other fees(2)	2	14	37	7	60
Total fee and commission income	284	14	63	7	368
Fee and commission expense	(223)	(4)	(6)	(10)	(243)
Net fee and commission income/(expense)	61	10	57	(3)	125

Customer loans	177,468	4,880	18,084	1,285	201,717
Customer deposits	150,982	—	25,372	11,597	187,951

30 June 2023	£m	£m	£m	£m	£m
Net interest income	1,873	79	405	4	2,361
Non-interest income	85	100	67	45	297
Total operating income	1,958	179	472	49	2,658
Operating expenses before credit impairment charges, provisions and charges	(912)	(73)	(170)	(77)	(1,232)
Credit impairment charges	(55)	(14)	(36)	—	(105)
Provisions for other liabilities and charges	(106)	(3)	4	(43)	(148)
Total credit impairment charges, provisions and charges	(161)	(17)	(32)	(43)	(253)
Profit/(loss) before tax	885	89	270	(71)	1,173

Revenue from external customers	1,884	313	364	97	2,658
Inter-segment (expense)/revenue	74	(134)	108	(48)	—
Total operating income	1,958	179	472	49	2,658

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	227	—	31	—	258
–Insurance, protection and investments	24	—	—	—	24
–Credit cards	49	—	—	—	49
–Non-banking and other fees(2)	1	12	53	3	69
Total fee and commission income	301	12	84	3	400
Fee and commission expense	(218)	(3)	(26)	(5)	(252)
Net fee and commission income/(expense)	83	9	58	(2)	148
31 December 2023
Customer loans	182,267	5,228	17,939	1,256	206,690
Customer deposits	158,329	—	24,066	11,168	193,563
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

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The table below shows the relationship between Customer assets and Loans and advances to customers as presented in the Condensed Consolidated Balance
Sheet. Customer assets exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. It also shows the relationship between customer liabilities (see above) and Deposits by customers as presented in the Condensed Consolidated Balance Sheet.

	Net carrying amount
	Assets		Liabilities
	30 June 2024	31 December 2023	30 June 2024	31 December 2023
	£m	£m	£m	£m
Customer balances (gross)	201,717	206,690	187,951	193,563
Loan loss allowance	(862)	(916)	—	—
Customer balances (net)	200,855	205,774	187,951	193,563
Intercompany balances	4,856	4,488	1,503	958
Accrued interest	442	747	1,033	834
Other items	526	213	(640)	(206)
Loans and advances to customers / Deposits by customers	206,679	211,222	189,847	195,149
3. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES,
PROVISIONS AND CHARGES
For the half year to

	30 June 2024	30 June 2023
	£m	£m
Staff costs	652	621
Other administration expenses	490	476
Depreciation, amortisation and impairment	152	135
	1,294	1,232
4. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the half year to

	30 June 2024	30 June 2023
	£m	£m
Credit impairment charges:
Loans and advances to customers	33	98
Recoveries of loans and advances, net of collection costs	7	4
Off-balance sheet credit exposures (See Note 22)	20	3
	60	105
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 22)	142	149
Charge/(release) for residual value and voluntary termination	1	(1)
	143	148
	203	253
In H124 and H123 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.

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5. TAXATION
The Santander UK group’s effective tax rate for H124 was 25.7% (H123: 26.9%). Tax on profit differs from that calculated at the statutory rate as follows:
For the half year to

	30 June 2024	30 June 2023
	£m	£m
Profit before tax	804	1,173
Tax calculated at the statutory rate of 25% (H123: 23.5%)	201	276
Bank surcharge on profits	22	45
Non-deductible preference dividends paid	4	5
Non-deductible UK Bank Levy	6	9
Non-deductible conduct remediation, fines and penalties	—	4
Other non-deductible costs and non-taxable income	(3)	(4)
Tax relief on dividends in respect of other equity instruments	(19)	(20)
Adjustment to prior year provisions	(4)	—
Tax on profit	207	315
Interim period corporation tax is accrued based on the estimated average annual effective corporation tax for the year.
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group has consistently applied the UK’s Code of Practice on Taxation for Banks following first adoption in 2010.
6. DIVIDENDS ON ORDINARY SHARES
An interim dividend of £556m was declared on the Company’s ordinary shares in issue (H123: £414m).
7. DERIVATIVE FINANCIAL INSTRUMENTS
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

	30 June 2024			31 December 2023
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	14,049	96	97	13,536	92	241
Interest rate contracts(1)	26,343	334	568	28,806	398	626
Equity and credit contracts	775	150	20	810	143	25
Total derivatives held for trading	41,167	580	685	43,152	633	892

Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	1,398	40	1	1,145	29	2
Interest rate contracts	137,477	1,100	492	107,753	1,276	843
	138,875	1,140	493	108,898	1,305	845
Designated as cash flow hedges:
Exchange rate contracts	20,544	729	287	21,618	1,008	290
Interest rate contracts(1)	64,166	468	1,062	51,881	554	911
Equity derivative contracts	57	26	—	59	19	—
	84,767	1,223	1,349	73,558	1,581	1,201
Total derivatives held for hedging	223,642	2,363	1,842	182,456	2,886	2,046
Derivative netting(2)	—	(1,765)	(1,765)	—	(2,047)	(2,047)
Total derivatives	264,809	1,178	762	225,608	1,472	891
(1)Interest rate contracts include inflation rate contracts.
(2)Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
£682m (2023: £472m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £1m (2023: £12m).
At 30 June 2024, the fair value of derivative assets included amounts due from Banco Santander group entities of £528m (2023: £802m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £275m (2023: £298m).

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8. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2024	31 December 2023
	£m	£m
Loans and advances to customers	331	355
Debt securities	165	168
Other debt instruments	40	49
Equity securities	33	30
	569	602
9. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2024	31 December 2023
	£m	£m
Loans and advances to customers	207,563	212,159
Credit impairment loss allowances on loans and advances to customers	(862)	(916)
Residual value and voluntary termination provisions on finance leases	(22)	(21)
Net loans and advances to customers	206,679	211,222
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.
10. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection transactions.
The gross assets securitised, or for the covered bond programme assigned, at 30 June 2024 and 31 December 2023 were:

	30 June 2024	31 December 2023
	£m	£m
Mortgage-backed master trust structures:
–Holmes	4,669	3,242
–Fosse	2,724	2,048
	7,393	5,290
Other asset-backed securitisation structures:
–Repton	766	757
	766	757
Total securitisation programmes	8,159	6,047
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	25,030	21,880
Total securitisation and covered bond programmes	33,189	27,927
The following table sets out the internal and external issuances and redemptions in H124 and H123 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	H124	H123	H124	H123	H124	H123	H124	H123
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	106	118	750	750	—	30	—	142
–Fosse	760	—	—	—	—	—	—	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	—	—	—	7
–Repton	—	—	—	550	—	—	—	—
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	—	1,100	4,099	1,500	41	5	1,962	1,017
	866	1,218	4,849	2,800	41	35	1,962	1,166

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11. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

	30 June 2024	31 December 2023
	£m	£m
Agreements with banks	1,949	2,397
Agreements with customers	13,370	10,071
	15,319	12,468
12. OTHER FINANCIAL ASSETS AT AMORTISED COST

	30 June 2024	31 December 2023
	£m	£m
Debt securities	1,744	152
	1,744	152
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. In H124, Santander
UK increased the allocation of liquid assets to longer-dated, duration-hedged UK Gilts to support ongoing HQLA requirements. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.
13. INTERESTS IN OTHER ENTITIES
There have been no significant changes to the Santander UK group's interests in subsidiaries, joint ventures and unconsolidated structured entities, as set out in
Note 19 to the Consolidated Financial Statements in the 2023 Annual Report.
14. INTANGIBLE ASSETS
At 30 June 2024, intangible assets comprised goodwill of £1,199m (2023: £1,199m) and computer software of £322m (2023: £349m).
At 30 June 2024, a review was performed to identify any potential impairment indicators for goodwill. No indicators of impairment were identified and so a full impairment test was not performed for the half year.
Details of the sensitivity of value in use (VIU) to changes in assumptions, including changes required to achieve nil headroom, are set out in Note 20 to the
Consolidated Financial Statements in the 2023 Annual Report.
15. PROPERTY, PLANT AND EQUIPMENT

	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2024	924	890	75	635	268	2,792
Additions	—	21	3	104	16	144
Disposals	(3)	(16)	—	(117)	(13)	(149)
At 30 June 2024	921	895	78	622	271	2,787
Accumulated depreciation:
At 1 January 2024	227	662	69	147	175	1,280
Charge for the period	11	34	1	37	9	92
Disposals	(3)	(16)	—	(41)	—	(60)
At 30 June 2024	235	680	70	143	184	1,312
Carrying amount	686	215	8	479	87	1,475
(1)Property, plant and equipment includes investment properties of £16m (2023: £17m).

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16. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2024	31 December 2023
	£m	£m
Structured Notes Programmes	362	369
Structured deposits	518	426
Zero Amortising Guaranteed Notes	93	104
	973	899
17. DEPOSITS BY CUSTOMERS

	30 June 2024	31 December 2023
	£m	£m
Demand and time deposits(1)	188,344	194,191
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,503	958
	189,847	195,149
(1)Includes capital amount guaranteed / protected equity index-linked deposits of £232m (2023: £304m).
18. DEPOSITS BY BANKS

	30 June 2024	31 December 2023
	£m	£m
Items in the course of transmission	973	732
Deposits held as collateral	613	888
Other deposits(1)	14,955	18,737
	16,541	20,357
(1)Includes balance drawn from the TFSME of £13.0bn (2023: £17.0bn).
19. REPURCHASE AGREEMENTS – NON-TRADING

	30 June 2024	31 December 2023
	£m	£m
Agreements with banks	616	551
Agreements with customers	6,007	7,860
	6,623	8,411
20. DEBT SECURITIES IN ISSUE

	30 June 2024	31 December 2023
	£m	£m
Medium-term notes	10,725	13,524
Euro €35bn Global Covered Bond Programme	16,911	15,000
US $20bn Commercial Paper Programmes	2,968	2,761
Certificates of deposit	1,397	1,530
Credit linked notes	387	194
Securitisation programmes	3,526	2,769
	35,914	35,778
21. SUBORDINATED LIABILITIES

	30 June 2024	31 December 2023
	£m	£m
£325m Sterling preference shares	343	343
Undated subordinated liabilities	205	205
Dated subordinated liabilities	1,849	1,838
	2,397	2,386
In H124, no subordinated liabilities were repurchased as part of ongoing liability management exercises. In H123, certain subordinated liabilities were repurchased, resulting in a profit of £3m.

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22. PROVISIONS

	Customer remediation	Litigation and other regulatory	Regulatory levies and fees	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	106	132	—	3	47	78	32	7	405
Additional provisions (See Note 4)	6	4	42	—	—	20	13	83	168
Provisions released (See Note 4)	—	(4)	—	—	(1)	—	—	—	(5)
Utilisation and other	(39)	(28)	(1)	(3)	(13)	—	(27)	(76)	(187)
At 30 June 2024	73	104	41	—	33	98	18	14	381
Net provisions of £6m were recognised in H124 for customer remediations, relating to our mortgage book. The provisions remain subject to change as additional data becomes available and remediation boundaries are finalised.
Litigation and other regulatory provisions principally comprised amounts in respect of litigation and other regulatory charges, operational loss and operational risk provisions, and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in litigation and other regulatory matters, that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed at least quarterly.
In H124 there were charges of £4m for legal provisions. The balance also includes an amount in respect of our best estimate of liability relating to legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 24. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.
Regulatory levies and fees are payable to regulatory bodies such as the FCA, PRA and Bank of England in the ordinary course of business. In H124 there were charges of £37m relating to the new Bank of England levy.
In H124, other provisions included charges for operational risk provisions of £71m (H123: £87m), including fraud losses of £54m (H123: £75m).
23. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	30 June 2024	31 December 2023
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	622	723
Funded defined benefit pension scheme - deficit	(6)	(41)
Unfunded pension and post-retirement medical benefits	(24)	(25)
Total net assets	592	657
a) Defined contribution pension plans
An expense of £40m (H123: £33m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note
3).
b) Defined benefit pension schemes
The total amount charged to the income statement was £6m (H123: charge of £16m).
The amounts recognised in other comprehensive income were as follows:
For the half year to

	30 June 2024	30 June 2023
	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	634	470
Actuarial (gains) arising from changes in demographic assumptions	(88)	—
Actuarial losses arising from experience adjustments	64	89
Actuarial (gains) arising from changes in financial assumptions	(451)	(399)
Pension remeasurement	159	160
The net assets recognised in the balance sheet were determined as follows:

	30 June 2024	31 December 2023
	£m	£m
Present value of defined benefit obligations	(7,725)	(8,201)
Fair value of scheme assets	8,317	8,858
Net defined benefit assets	592	657

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Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	30 June 2024	31 December 2023
	%	%
To determine benefit obligations(1):
– Discount rate for scheme liabilities	5.2	4.6
– General price inflation	3.1	3.0
– General salary increase	1	1.0
– Expected rate of pension increase	2.9	3.0

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.1	27.0
– Females	29.8	29.8
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.7	28.6
– Females	31.4	31.3
(1) The discount rate and inflation related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in H124 was due to increased fixed interest gilt yields.
In H124, we adopted a new version of the model that we currently use to set the discount rate. The updated model is based on an expanded data set which improves stability of the model.
Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
		30 June 2024	31 December 2023
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(460)	(507)
General price inflation	50bps increase	348	385
Mortality	Each additional year of longevity assumed	201	223
24. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2024	31 December 2023
	£m	£m
Guarantees given to third parties	420	452
Formal standby facilities, credit lines and other commitments	36,776	30,987
	37,196	31,439
Where the items set out below can be reliably estimated, they are disclosed in the table above.
Other legal, regulatory or tax matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties. In addition,
Santander UK is subject to audits, reviews, challenges and tax, regulatory or law enforcement investigations or proceedings by relevant regulators or government agencies in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.

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Payment Protection Insurance
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and
Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for £552m (plus interest) against (i)
Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (together the Santander
Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. AXA France reduced their claim from £670m (plus interest) to £552m (plus interest) in their Re-Re-
Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial has been fixed for six weeks, beginning on 3 March
2025.
There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The litigation and other regulatory provision in Note 22 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally, the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 22 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of
Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During H124 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability.
SCUK - Motor Finance Broker Commissions
Following the FCA’s Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In the context of the complaints made to the Financial Ombudsman Service relating to such commission arrangements, the FCA commenced in January a review of the use of DCAs between lenders and credit brokers (the FCA review). A claim has also been issued against SCUK, Santander UK plc and others in the
Competition Appeal Tribunal (CAT), alleging that SCUK’s historical commission arrangements in respect of used car financing operated in breach of the
Competition Act 1998.
In July 2024, the FCA extended the timeline for its review to May 2025 and proposed an extension of the current pause on complaints handling related to discretionary commission arrangements from September 2024 to 4 December 2025. While it is possible that certain charges may be incurred in relation to the
FCA’s review or related existing or future county court claims, Financial Ombudsman Service (FOS) complaints and the Competition Appeal Tribunal (CAT)
proceedings, it is not considered that a legal or constructive obligation has been incurred in relation to these matters that would require a provision to be recognised at this stage. The resolution of such matters is not possible to predict with any certainty and there remain significant inherent uncertainties regarding the existence, scope and timing of any possible outflow which make it impracticable to disclose the extent of any potential financial impact.
Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of
Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A
Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland multilateral interchange fees (UK&I MIFs). Following ring-
fencing, all Visa stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in the conversion rate due to litigation costs.
In addition, Santander UK plc and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Santander UK plc's liability under this indemnity is capped at €39.85m. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is not practicable to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, entities within the Santander UK group have given warranties and/or indemnities to the purchasers.

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25. OTHER EQUITY INSTRUMENTS

	Interest rate		30 June 2024	31 December 2023
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	—	496
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	450
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	6.50	June 2027	750	750
- £400m Fixed Rate Reset Perpetual AT1 Capital Securities	8.75	Sept 2029	400	—
			2,100	2,196
26. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL
ACCEPTED AS SECURITY FOR ASSETS
Securitisations and covered bonds
As described in Note 14, to the Consolidated Financial Statements in the 2023 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds through or involving structured entities. At 30 June 2024, there were £33,189m (2023: £27,927m) of gross assets in these secured programmes and £1,637m (2023: £839m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 30 June 2024, £3,753m (2023: £2,928m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 30 June 2024 (2023: £1,500m), or for use as
collateral for liquidity purposes in the future.
27. RELATED PARTY DISCLOSURES
Related party transactions in the period were similar in nature to those in Note 38 to the Consolidated Financial Statements in the 2023 Annual Report. The
financial position and performance of the Santander UK group were not materially affected in H124 by any related party transactions, or changes to related party transactions, other than as disclosed herein.

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28. FINANCIAL INSTRUMENTS
a) Measurement basis of financial assets and liabilities
Disclosures relating to fair value measurement and hierarchy, valuation techniques and the control framework and related aspects pertaining to financial instruments at fair value are included in the 2023 Annual Report. Valuation, sensitivity methodologies and inputs at 30 June 2024 are consistent with those described in Note 39 to the Consolidated Financial Statements in the 2023 Annual Report.
b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2024 and 31 December 2023. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 39(d) to the Consolidated Financial Statements in the 2023 Annual Report.

	30 June 2024		31 December 2023
	Fair	Carrying	Fair	Carrying
	value	value	value	value
	£m	£m	£m	£m
Assets
Loans and advances to customers	204,769	206,679	209,641	211,222
Loans and advances to banks	1,105	1,105	1,216	1,216
Reverse repurchase agreements - non-trading	15,315	15,319	12,470	12,468
Other financial assets at amortised cost	1,737	1,744	144	152
	222,926	224,847	223,471	225,058
Liabilities
Deposits by customers	189,374	189,847	194,907	195,149
Deposits by banks	16,566	16,541	20,408	20,357
Repurchase agreements - non-trading	6,626	6,623	8,413	8,411
Debt securities in issue	35,894	35,914	35,375	35,778
Subordinated liabilities	2,573	2,397	2,749	2,386
	251,033	251,322	261,852	262,081
c) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2024 and 31 December 2023, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

		30 June 2024				31 December 2023
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	865	—	865	—	1,129	—	1,129	A
	Interest rate contracts	—	1,902	—	1,902	—	2,227	1	2,228	A & C
	Equity and credit contracts	—	139	37	176	—	127	35	162	B & D
	Netting	—	(1,765)	—	(1,765)	—	(2,047)	—	(2,047)
		—	1,141	37	1,178	—	1,436	36	1,472
Other financial assets at FVTPL	Loans and advances to customers	—	287	44	331	—	309	46	355	A
	Debt securities	—	165	40	205	—	168	49	217	A, B & D
	Equity securities	—	—	33	33	—	—	30	30	B
		—	452	117	569	—	477	125	602
Financial assets at FVOCI	Debt securities	8,293	325	—	8,618	8,293	188	—	8,481	D
		8,293	325	—	8,618	8,293	188	—	8,481
Total assets at fair value		8,293	1,918	154	10,365	8,293	2,101	161	10,555

Liabilities
Derivative financial instruments	Exchange rate contracts	—	385	—	385	—	533	—	533	A
	Interest rate contracts	—	2,122	—	2,122	—	2,379	1	2,380	A & C
	Equity and credit contracts	—	7	13	20	—	16	9	25	B & D
	Netting	—	(1,765)	—	(1,765)	—	(2,047)	—	(2,047)
		—	749	13	762	—	881	10	891
Other financial liabilities at FVTPL	Debt securities in issue	—	362	—	362	—	369	—	369	A
	Structured deposits	—	518	—	518	—	426	—	426	A
	Zero Amortising Guaranteed Notes	—	93	—	93	—	104	—	104	D
		—	973	—	973	—	899	—	899
Total liabilities at fair value		—	1,722	13	1,735	—	1,780	10	1,790
Transfers between levels of the fair value hierarchy
In H124 there were no significant (H123: no significant) transfers of financial instruments between levels of the fair value hierarchy.

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d) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments are disclosed in Note 39(b) to the Consolidated
Financial Statements in the 2023 Annual Report.
e) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

	30 June 2024	31 December 2023
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	8	(6)
- Uncertainty	27	29
- Credit risk adjustment	(2)	(2)
- Funding fair value adjustment	—	1
	33	22
Day One profit	1	(1)
	34	21
Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For more details, see ‘Risk-related adjustments’ in Note 39(f) to the Consolidated Financial Statements in the 2023 Annual Report.
f) Internal models based on information other than market data (Level 3)
Valuation techniques
There have been no significant changes to the valuation techniques as set out in Note 39(g) to the Consolidated Financial Statements in the 2023 Annual Report.
Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in H124:

	Assets			Liabilities
	Derivatives	Other financial assets at FVTPL	Total	Derivatives	Total
	£m	£m	£m	£m	£m
At 1 January 2024	36	125	161	(10)	(10)
Total gains/(losses) recognised:
Fair value movements(1)	6	1	7	(4)	(4)
Purchases	—	1	1	—	—
Settlements	(5)	(10)	(15)	1	1
At 30 June 2024	37	117	154	(13)	(13)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period(1)	6	1	7	(4)	(4)
(1)Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)
There has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 39(g) to the Consolidated
Financial Statements in the 2023 Annual Report.

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29. ASSETS HELD FOR SALE
Assets held for sale
Sale of property
Management considered the sale of part of Santander House (Milton Keynes) under a proposed transaction with the developer for the construction of Unity Place and Buckingham House (Bletchley), to be highly probable at the balance sheet date. As such, the Santander UK group classified these properties, which are included in the Corporate Centre segment and carried at their sales prices, as held for sale. Both sales are expected to complete in 2024 with no gain or loss.
At 30 June 2024 and 31 December 2023, assets held for sale comprised:

	30 June 2024	31 December 2023
	£m	£m
Assets
Property, plant and equipment	13	13
Total assets held for sale	13	13
30. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 30 June 2024 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

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Shareholder information

	Contents
	Board changes	70
	Glossary	70
	Forward-looking statements	70

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Santander UK Group Holdings plc 69
Board changes
The following changes to the Board of Directors of Santander UK Group Holdings plc and Santander UK plc have taken effect in the year to date or have been announced as a future change:
Angel Santodomingo was appointed to the Boards of the two companies as an Executive Director with effect from 5 March 2024, following receipt of regulatory approval. Angel joined the two companies as Chief Financial Officer in December 2023.
David Gledhill will join the Boards of the two companies as an Independent Non-Executive Director (INED) with effect from 1 September 2024.
Glossary
There have been no significant changes from the glossary in the 2023 Annual Report, except:
Net Promoter Score (NPS) - Retail
We measured the main banking NPS of 17,038 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 30 June 2024. Our customer experience research was subject to independent third party review.
NPS - Business and corporate
Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,327 interviews made in twelve months ended 21 June 2024 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 -
%Bottom 7).
Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2023 Annual Report.
Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2023) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-
looking statements and should carefully consider the non-exhaustive list of important factors in the 2023 Annual Report, and how it could affect our operations and financial position. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Mike Regnier
Mike Regnier
Chief Executive Officer
Dated: 12 August, 2024